Exhibit 99.1
Deutsche Bank Interim Report as of March 31, 2010
Deutsche Bank
The Group at a Glance

	Three months ended
	Mar 31, 2010	Mar 31, 2009
Share price at period end	€57.03	€30.30
Share price high	€59.11	€32.92
Share price low	€42.31	€15.38
Basic earnings per share	€2.77	€1.97
Diluted earnings per share	€2.66	€1.92
Average shares outstanding, in m., basic	636	603
Average shares outstanding, in m., diluted	663	617
Return on average shareholders’ equity (post-tax)	18.6%	14.7%
Pre-tax return on average shareholders’ equity	29.3%	22.6%
Pre-tax return on average active equity	29.5%	21.9%
Book value per basic share outstanding[1]	€61.36	€52.49
Cost/income ratio[2]	66.0%	67.6%
Compensation ratio[3]	39.7%	41.1%

Noncompensation ratio[4]	26.3%	26.5%

	in € m.	in € m.
Total net revenues	8,999	7,238
Provision for credit losses	262	526
Total noninterest expenses	5,944	4,897
Income before income taxes	2,793	1,815

Net income	1,777	1,182

	Mar 31, 2010	Dec 31, 2009
	in € bn.	in € bn.
Total assets	1,670	1,501
Shareholders’ equity	39.1	36.6

Tier 1 capital ratio[5]	11.2%	12.6%

	Number	Number
Branches	1,999	1,964
thereof in Germany	983	961
Employees (full-time equivalent)	80,849	77,053
thereof in Germany	30,839	27,321
Long-term rating
Moody’s Investors Service	Aa3	Aa1
Standard & Poor’s	A+	A+
Fitch Ratings	AA–	AA–

The reconciliation of average active equity and related ratios is provided on page 65 of this report.

1	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

2	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

3	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

4	Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

5	The Tier 1 capital ratio excludes transitional items pursuant to section 64h (3) German Banking Act.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Management Report     Financial and Operating Review
Management Report
Financial and Operating Review
The comparison between the first quarter 2010 and the first quarter 2009 is limited due to several factors. The first quarter of 2009 included significant mark-downs and impairment charges, which did not repeat in 2010, whereas the first quarter in 2010 included three specific features which were not present in the first quarter 2009. Firstly, the first quarter 2010 included the consolidation of Sal. Oppenheim Group (“Sal. Oppenheim”) for the first time. In Asset and Wealth Management, mainly Private Wealth Management, the inclusion of Sal. Oppenheim resulted in additional revenues of € 79 million and additional noninterest expenses of € 134 million, with an overall negative effect of € 58 million on the division’s results. In addition, Corporate Investments included revenues of € 68 million related to BHF-Bank AG, which was acquired as part of the Sal. Oppenheim transaction. Secondly, the first quarter 2010 reflected approximately € 350 million of higher deferred compensation expenses. This amount included € 298 million of accelerated amortization of deferred compensation for employees eligible for career retirement at the date of grant of the awards in February 2010. The awards granted in the first quarter 2009 did not have such a feature. Of the € 298 million, € 230 million relates to Corporate Banking & Securities, € 41 million to Asset and Wealth Management, € 20 million to Global Transaction Banking and € 8 million to Private & Business Clients. Thirdly, the first quarter 2010 reflected € 120 million of U.K. bank payroll tax related to the deferred compensation, which is attributed to Corporate Banking & Securities.
Consolidated Results of Operations
Net revenues for the quarter were € 9.0 billion, up 24 % versus € 7.2 billion for the first quarter of 2009. This performance reflects strong revenues in Corporate Banking & Securities as well as lower mark-downs and impairments. First quarter revenues in 2010 reflected € 241 million of net mark-downs predominantly related to monolines. The first quarter of 2009 included € 1.0 billion of mark-downs, primarily against monoline insurers, and an impairment charge of € 500 million on The Cosmopolitan Resort and Casino property.
In the Corporate and Investment Bank (CIB), net revenues were € 6.6 billion versus € 4.9 billion in the first quarter 2009.
In Corporate Banking & Securities (CB&S), net revenues were € 6.0 billion, up from € 4.3 billion in the prior year quarter. Revenues in Sales & Trading (debt and other products) were € 3.8 billion, virtually unchanged versus the first quarter 2009. The impact of lower mark-downs and a strong performance in the quarter in Credit Trading was offset by lower revenues in Foreign Exchange, Money Markets and Rates arising from the expected normalization of the market environment. In Sales & Trading (equity), net revenues were € 944 million in the quarter, versus € 215 million in the first quarter 2009. This improvement primarily reflected the non-recurrence of losses in Equity Derivatives which occurred in the first quarter of 2009 as well as increased contributions from Equity Trading. Revenues in Origination and Advisory were € 563 million in the quarter, up from € 349 million in the first quarter 2009. Debt Origination revenues increased by € 186 million, reflecting increased volumes and the non-recurrence of mark-downs in leveraged lending. Equity Origination revenues were up by 29%, reflecting significantly increased market activity compared to the prior year quarter. Loan products revenues were € 513 million for the first quarter 2010, compared to € 645 million in the first

Management Report     Financial and Operating Review
quarter 2009. The decrease was primarily due to losses from reductions of legacy assets. Other products revenues were € 170 million in the first quarter 2010, compared to negative revenues of € 765 million in the first quarter 2009. The swing in profitability of € 935 million was mainly attributable to an impairment of € 500 million in the first quarter 2009 related to The Cosmopolitan Resort and Casino property. The improvement also reflects a positive movement in mark-to-market results on investments held to back policyholder claims in Abbey Life, which are offset in noninterest expenses. Additionally, the prior year quarter was burdened by impairment losses on certain private equity investments.
In Global Transaction Banking (GTB), net revenues were € 636 million, compared to € 666 million in the first quarter 2009. Growth in Trade Finance revenues was offset by lower revenues in Corporate Cash Management and Trust and Securities Services, reflecting prevailing low interest rates and lower transaction volumes in our domestic custody business.
In Private Clients and Asset Management (PCAM), net revenues were € 2.2 billion, compared to € 1.9 billion in the first quarter 2009.
In Asset and Wealth Management (AWM), net revenues were € 831 million, compared to € 514 million in the first quarter 2009. The increase was favorably impacted by the non-recurrence of impairment charges of € 120 million in the RREEF business recorded in the first quarter 2009. The development was also aided by the acquisition of Sal. Oppenheim which added € 79 million in revenues since January 29, 2010, upon receipt of all significant legal and regulatory approvals. In addition, the first quarter 2010 included higher revenues from discretionary portfolio management/fund management, credit products and advisory/brokerage activities.
In Private & Business Clients (PBC), net revenues were € 1.4 billion, up 2 % versus the first quarter 2009. This reflected higher revenues from discretionary portfolio management/fund management and from deposits, partially offset by reduced revenues from other products.
Revenues in Corporate Investments (CI) were € 220 million versus € 153 million in the first quarter 2009. Revenues in the first quarter 2010 included € 148 million related to Deutsche Postbank AG and € 68 million related to BHF-Bank AG, which was acquired as part of the Sal. Oppenheim transaction.

Management Report     Financial and Operating Review
In Consolidation & Adjustments (C&A), revenues were negative € 93 million in the first quarter 2010 versus positive net revenues of € 267 million in the first quarter 2009, mainly reflecting effects of different accounting methods used for management reporting and IFRS in relation to economically hedged short-term positions.
Provision for credit losses was € 262 million versus € 526 million in the first quarter 2009. CIB recorded a net charge of € 90 million in the first quarter 2010, compared to a net charge of € 357 million in the prior year quarter. The decrease was partly attributable to reduced provisions for credit losses on assets reclassified in accordance with IAS 39. The remaining reduction reflects improved credit conditions. In PCAM, provision for credit losses was € 173 million, versus € 169 million in the first quarter 2009. This reflects lower credit losses in Spain, but also included the positive effect of a € 60 million one-time release in the first quarter of 2009 and lower provisions of € 28 million in the current quarter, both in relation to revised parameter and model assumptions.
Noninterest expenses were € 5.9 billion in the quarter, versus € 4.9 billion in the first quarter 2009. Compensation and benefits were € 3.6 billion, compared to € 3.0 billion in the prior year quarter, reflecting approximately € 350 million of increased deferred compensation expenses, predominantly including accelerated amortization of deferred compensation for employees eligible for career retirement. In addition, the U.K. bank payroll tax attributable to the first quarter of 2010 was € 120 million. Both items related to deferred compensation awards granted during the quarter. The aforementioned inclusion of Sal. Oppenheim increased compensation and benefits by € 90 million. The ratio of compensation and benefits to revenues was 40%, versus 41 % in the prior year quarter. General and administrative expenses were € 2.2 billion, compared to € 2.0 billion in the prior year quarter. Current quarter general and administrative expenses include higher IT and professional services costs as well as € 95 million expenses relating to the inclusion of Sal. Oppenheim for the first time. Other noncompensation expenses include € 140 million of policyholder benefits and claims and an impairment charge on intangible assets of € 29 million.
Income before income taxes was € 2.8 billion in the quarter, versus € 1.8 billion in the first quarter 2009. The cost-income ratio for the quarter was 66%, compared to 68 % in the same period last year.
Net income was € 1.8 billion in the quarter, versus € 1.2 billion in the first quarter 2009. The effective tax rate for the quarter was 36.4 % compared to 34.9 % in the prior year quarter. The increase was mainly driven by the geographic mix of income and the non-tax deductible bank payroll tax in the U.K. Earnings per share, on a diluted basis, were € 2.66, compared to € 1.92 in the prior year quarter.

Management Report     Financial and Operating Review
Segment Results of Operations
In the first quarter 2010 product revenue categories were reviewed. As a result, in CIB certain product revenues have been reclassified. In PCAM, product revenue categories were reviewed and revised. Both changes are described in more detail on pages 44 – 45.
Corporate and Investment Bank Group Division (CIB)

	Three months ended		Absolute
in € m.	Mar 31, 2010	Mar 31, 2009	change	Change in %
Net revenues	6,628	4,922	1,706	35
Provision for credit losses	90	357	(267)	(75)
Noninterest expenses	3,816	3,019	797	26
Noncontrolling interests	14	1	13	N/M

Income before income taxes	2,708	1,545	1,164	75

N/M – Not meaningful
Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended		Absolute
in € m.	Mar 31, 2010	Mar 31, 2009	change	Change in %
Net revenues	5,992	4,255	1,736	41
Provision for credit losses	93	356	(262)	(74)
Noninterest expenses	3,295	2,581	714	28
Noncontrolling interests	14	1	13	N/M

Income before income taxes	2,589	1,318	1,271	96

N/M – Not meaningful
Sales & Trading (debt and other products) net revenues were € 3.8 billion in the first quarter, virtually unchanged versus the first quarter of 2009. Mark-downs were € 255 million in the first quarter 2010 versus € 980 million in the prior year period (both mainly related to provisions against monoline insurers). Credit Trading had a record quarter reflecting strong performance in ‘flow’ products across all regions and the non-recurrence of losses from legacy positions. These factors were offset by expected lower revenues in Foreign Exchange, Money Markets and Rates, driven by lower volatility and tighter bid-offer spreads compared to the prior year quarter. Emerging Markets and Commodities recorded solid revenues.
Sales & Trading (equity) generated revenues of € 944 million, an increase of € 729 million compared to the first quarter 2009. Equity Trading benefited from good commission levels despite the decline in primary volumes. Prime Finance performed well in an increasingly competitive environment. The increase in revenues compared to the first quarter 2009 partly reflects the non-recurrence of losses incurred in Equity Derivatives in the first quarter of 2009. Equity Proprietary Trading revenues were positive and the business continues to operate with low levels of risk.

Management Report     Financial and Operating Review
Origination and Advisory generated revenues of € 563 million in the first quarter 2010, an increase of € 214 million compared to the first quarter 2009. Debt Origination revenues increased significantly by € 186 million to € 316 million in the first quarter of 2010. In Investment Grade debt, our ranking improved to fifth globally and, by volume, we achieved a number one position in All Bonds issued in Euros and maintained our third position in the All International Bonds league table. Equity Origination revenues increased by € 26 million, or 29%, reflecting significantly increased market activity versus the prior year quarter. In Advisory, revenues were consistent with the first quarter of 2009, reflecting similar low levels of market activity as in the same period of the prior year. In that environment our M&A business gained market share and improved its ranking by three positions to fifth globally. In the Americas we grew market share significantly and improved our ranking by eight positions to number four. (Source for rankings and market share data by fees: Thomson Reuters, Dealogic).
Loan products revenues were € 513 million in the first quarter 2010, a decrease of € 131 million, or 20%, from the same period last year. The decrease was primarily due to losses from reductions in legacy assets. In addition, there were net mark-to-market losses across the investment grade fair value loan portfolio and hedges, compared to net mark-to-market gains in the prior year quarter.
Other products revenues were € 170 million in the first quarter, an increase of € 935 million from negative € 765 million in the previous year quarter. The increase was due to the absence of an impairment charge of € 500 million relating to The Cosmopolitan Resort and Casino property and private equity investment losses recorded in the first quarter 2009, as well as increased mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.
In provision for credit losses, CB&S recorded a net charge of € 93 million in the first quarter 2010, compared to a net charge of € 356 million in the prior year quarter. The decrease was partially attributable to a reduction of € 115 million in provisions for credit losses related to assets which had been reclassified in accordance with IAS 39, mainly in relation to leveraged loans. The remaining reduction of € 148 million is primarily attributable to improved credit conditions in the current year quarter.
Noninterest expenses were € 3.3 billion in the first quarter 2010, an increase of € 714 million, or 28%, compared to the first quarter 2009. The development was primarily driven by increased deferred compensation expenses, which includes accelerated amortization of deferred compensation for employees eligible for career retirement, the related U.K. bank payroll tax, and the aforementioned effects from Abbey Life.
Income before income taxes was € 2.6 billion in the first quarter 2010, compared to € 1.3 billion in the prior year quarter.

Management Report     Financial and Operating Review
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from financial assets at fair value through profit or loss and the available for sale classifications into the loans classification.
The tables below show the net contribution of the reclassification accounting for CB&S. In the first quarter 2010 the reclassifications resulted in a € 406 million gain foregone to the income statement and a € 125 million gain foregone to net gains (losses) not recognized in the income statement. For the first quarter 2009, the reclassifications resulted in € 1.2 billion gains to the income statement and € 405 million gains to net gains (losses) not recognized in the income statement. The consequential effect on credit market risk disclosures is provided under “Update on Key Credit Market Exposures” on page 12.

			Three months ended
	Mar 31, 2010		Mar 31, 2010
				Impact on net
			Impact on	gains (losses) not
			income before	recognized in the
	Carrying value	Fair value	income taxes	income statement
	in € bn.	in € bn.	in € m.	in € m.
Sales & Trading — Debt
Trading assets reclassified to loans	18.0	16.0	(338)	—
Financial assets available for sale reclassified to loans	9.2	8.2	4	(125)
Origination and advisory
Trading assets reclassified to loans	5.8	5.5	(72)	—
Loan products
Financial assets available for sale reclassified to loans	—	—	—	—

Total	33.0	29.7	(406) [1]	(125)

of which related to reclassifications made in 2008	30.2	27.0	(357)	(125)
of which related to reclassifications made in 2009	2.8	2.7	(49)	—

1	In addition to the impact in CB&S, income before income taxes decreased by € 1 million in PBC.

Management Report     Financial and Operating Review

			Three months ended
	Mar 31, 2009		Mar 31, 2009
					Impact on net
			Impact on		gains (losses) not
			income before		recognized in the
	Carrying value	Fair value	income taxes		income statement
	in € bn.	in € bn.	in € m.		in € m.
Sales & Trading — Debt
Trading assets reclassified to loans	19.4	16.5	892		—
Financial assets available for sale reclassified to loans	11.2	8.7	46		519
Origination and advisory
Trading assets reclassified to loans	7.3	6.1	121		—
Loan products
Financial assets available for sale reclassified to loans	0.2	0.1	106	[1]	(114)[1]

Total	38.1	31.4	1,165	[2]	405

of which related to reclassifications made in 2008	35.1	28.6	1,002		405
of which related to reclassifications made in 2009	3.0	2.8	163		—

1	The negative amount shown as the quarterly movement in net gains (losses) not recognized in the income statement is due to an instrument being impaired in the first quarter 2009. The decrease in fair value since reclassification that would have been recorded in gains (losses) not recognized in the income statement would then be recognized through the income statement. The income statement difference is due to differences between the impairment models for available for sale instruments compared to loans and receivables.

2	In addition to the impact in CB&S, income before income taxes decreased by € 1 million in PBC.
During the first quarter 2010 reclassified assets with a carrying value of € 604 million were sold and settled by the Group. The sales resulted in a net loss on sale of € 2 million. Sales were made due to circumstances that were unforeseeable at the time of reclassification.

Management Report     Financial and Operating Review
Update on Key Credit Market Exposures
The following is an update on the development of certain key credit positions (including protection purchased from monoline insurers) of those CB&S businesses on which we have previously provided additional risk disclosures.

Mortgage related exposure in our CDO trading and origination,
U.S. and European residential mortgage businesses[1,2]
in € m.	Mar 31, 2010	Dec 31, 2009
Subprime and Alt-A CDO exposure in trading and origination businesses:
CDO subprime exposure — Trading[3]	286	317
CDO subprime exposure — Available for sale	32	34
CDO Alt-A exposure — Trading	24	22
Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[4,5]	832	1,301
European residential mortgage business exposure[6]	172	179

1	Disclosure above relates to key credit market positions exposed to fair value movements through the income statement.

2	Exposure is net of hedges and other protection purchased. Exposure represents our potential loss in the event of a 100% default of securities and associated hedges, assuming zero recovery. Excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of March 31, 2010 of € 1.9 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 374 million, CDO subprime exposure — Trading € 449 million) and as of December 31, 2009 by € 1.9 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 370 million, CDO subprime exposure — Trading € 432 million).

3	Classified as subprime if 50% or more of the underlying collateral are home equity loans.

4	Analysis excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower repayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.

5	Thereof € 341 million Alt-A, € (46) million Subprime, € 229 million Other and € 308 million Trading-related net positions as of March 31, 2010 and € 389 million Alt-A, € 71 million Subprime, € 244 million Other and € 597 million Trading-related net positions as of December 31, 2009.

6	Thereof United Kingdom € 138 million, Italy € 26 million and Germany € 8 million as of March 31, 2010 and United Kingdom € 145 million, Italy € 26 million and Germany € 8 million as of December 31, 2009.

Commercial Real Estate whole loans[1]
in € m.	Mar 31, 2010	Dec 31, 2009
Loans held on a fair value basis, net of risk reduction[2]	1,581	1,806
Loans reclassified in accordance with the amendments to IAS 39[3]	5,184	6,453
Loans related to asset sales[4]	2,205	2,083

1	Excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced and loans that have been held on our hold book since inception.

2	Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to € 1.0 billion as of March 31, 2010 and € 1.0 billion as of December 31, 2009.

3	Carrying value.

4	Carrying value of vendor financing on loans sold since January 1, 2008. Please refer to “Special Purpose Entities” on page 21 for more information.

Leveraged Finance[1]
in € m.	Mar 31, 2010	Dec 31, 2009
Loans held on a fair value basis	909	505
thereof: loans entered into since January 1, 2008	876	385
Loans reclassified in accordance with the amendments to IAS 39[2]	5,808	6,152
Loans related to asset sales[3]	6,072	5,804

1	Includes unfunded commitments and excludes loans transacted before January 1, 2007 which were undertaken before the market disruption and loans that have been held on our hold book since inception.

2	Carrying value.

3	Carrying value of vendor financing on loans sold since January 1, 2008. Please refer to “Special Purpose Entities” on page 21 for more information.

Management Report     Financial and Operating Review

	Mar 31, 2010				Dec 31, 2009
Monoline exposure related to		Fair value				Fair value
U.S. residential mortgages[1,2]	Notional	prior to		Fair value	Notional	prior to		Fair value
in € m.	amount	CVA[3]	CVA[3]	after CVA[3]	amount	CVA[3]	CVA[3]	after CVA[3]
AA Monolines[4]:
Other subprime	143	61	(6)	55	142	70	(6)	64
Alt-A	4,433	1,840	(368)	1,472	4,337	1,873	(172)	1,701

Total AA Monolines	4,576	1,901	(374)	1,527	4,479	1,943	(178)	1,765

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 93 million as of March 31, 2010 and € 100 million as of December 31, 2009, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of March 31, 2010 and December 31, 2009.

	Mar 31, 2010				Dec 31, 2009
		Fair value				Fair value
Other Monoline exposure[1,2]	Notional	prior to		Fair value	Notional	prior to		Fair value
in € m.	amount	CVA[3]	CVA[3]	after CVA[3]	amount	CVA[3]	CVA[3]	after CVA[3]
AA Monolines[4]:
TPS-CLO	2,724	838	(77)	761	2,717	925	(85)	840
CMBS	1,064	57	(5)	52	1,004	68	(6)	62
Corporate single name/ Corporate CDO	1,944	1	–	1	2,033	(3)	–	(3)
Student loans	290	33	(3)	30	232	39	(4)	35
Other	942	261	(24)	237	902	249	(23)	226

Total AA Monolines	6,963	1,189	(109)	1,080	6,888	1,277	(117)	1,160

Non Investment Grade Monolines[4]:
TPS-CLO	919	251	(91)	160	876	274	(100)	174
CMBS	5,522	790	(346)	444	5,932	813	(355)	458
Corporate single name/ Corporate CDO	2,306	21	(10)	11	4,366	26	(12)	14
Student loans	1,294	649	(370)	279	1,221	560	(319)	241
Other	1,800	271	(96)	175	1,645	278	(102)	176

Total Non Investment Grade Monolines	11,841	1,982	(913)	1,069	14,040	1,950	(887)	1,063

Total	18,803	3,171	(1,022)	2,149	20,928	3,227	(1,004)	2,223

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 54 million as of March 31, 2010 and € 54 million as of December 31, 2009, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of March 31, 2010 and December 31, 2009.
The following table shows the roll-forward of credit valuation adjustment held against monoline insurers from December 31, 2009 to March 31, 2010.

Credit valuation adjustment	Three months ended
in € m.	Mar 31, 2010
Balance, beginning of period	1,182

Increase	214

Balance, end of period	1,396

Management Report     Financial and Operating Review
Global Transaction Banking Corporate Division (GTB)

	Three months ended		Absolute
in € m.	Mar 31, 2010	Mar 31, 2009	change	Change in %
Net revenues	636	666	(30)	(5)
Provision for credit losses	(4)	1	(5)	N/M
Noninterest expenses	520	438	82	19
Noncontrolling interests	—	—	—	N/M

Income before income taxes	119	227	(107)	(47)

N/M – Not meaningful
GTB generated net revenues of € 636 million in the first quarter 2010, a decrease of € 30 million, or 5%, compared to the first quarter 2009. The decrease was predominantly attributable to the prevailing low U.S. dollar and euro interest rate environment as well as lower transaction volumes in our domestic custody business. In contrast, revenues in Trade Finance improved, driven by higher demand for more complex financing products in Germany and the Americas. The current quarter included a positive impact of € 29 million related to a revision of our risk-based funding framework in the second quarter 2009.
Noninterest expenses were € 520 million in the first quarter 2010, up € 82 million, or 19%, compared to the first quarter 2009. The increase included an impairment of intangible assets of € 29 million relating to the client portfolio of an acquired domestic custody services business as well as higher deferred compensation and regulatory expenses, mainly related to deposit protection.
Income before income taxes was € 119 million for the quarter, a decrease of € 107 million, or 47%, compared to the prior year quarter.
Private Clients and Asset Management Group Division (PCAM)

	Three months ended		Absolute
in € m.	Mar 31, 2010	Mar 31, 2009	change	Change in %
Net revenues	2,244	1,896	348	18
Provision for credit losses	173	169	3	2
Noninterest expenses	1,885	1,697	188	11
Noncontrolling interests	1	(4)	5	N/M

Income before income taxes	184	33	151	N/M

N/M – Not meaningful

Management Report     Financial and Operating Review
Asset and Wealth Management Corporate Division (AWM)

	Three months ended		Absolute
in € m.	Mar 31, 2010	Mar 31, 2009	change	Change in %
Net revenues	831	514	317	62
Provision for credit losses	3	5	(2)	(41)
Noninterest expenses	832	687	146	21
Noncontrolling interests	1	(4)	5	N/M

Income (loss) before income taxes	(5)	(173)	168	(97)

N/M – Not meaningful
AWM reported net revenues of € 831 million in the first quarter 2010, an increase of € 317 million, or 62%, compared to the same period in 2009. Revenues from credit products were € 77 million, an improvement of € 20 million, or 35%, primarily due to increased loan volumes and margins. Deposits and payment services revenues were € 33 million, down by € 3 million, or 8%, driven by margin compression. Advisory/brokerage revenues improved by € 27 million, or 16%, to € 197 million. The increase included € 19 million related to Sal. Oppenheim. Discretionary portfolio management/fund management revenues were up by € 50 million, or 15%, in Asset Management (AM) and by € 32 million, or 52%, in Private Wealth Management (PWM). The increases reflected the positive impact of favorable market conditions and higher asset valuations on asset based fees. Additionally, in PWM the first consolidation of Sal. Oppenheim contributed € 20 million. Revenues from other products increased by € 191 million compared to the same period last year. The prior year’s quarter included impairment charges related to RREEF investments of € 120 million in AM. In addition, PWM’s revenues from other products in the first quarter 2010 reflected € 36 million related to Sal. Oppenheim.
Noninterest expenses in the first quarter 2010 were € 832 million. The increase of € 146 million, or 21%, versus the first quarter 2009 was mainly driven by the first consolidation of Sal. Oppenheim in PWM and by the aforementioned deferred compensation expenses in both, AM and PWM.
In the first quarter 2010, AWM recorded a loss before income taxes of € 5 million compared to a loss before income taxes of € 173 million in the first quarter last year.
Invested assets in AWM were € 808 billion as of March 31, 2010, up by € 122 billion from December 31, 2009, of which € 17 billion related to market appreciation. In AM, invested assets increased by € 41 billion, or 8%, during the first quarter 2010, reflecting favorable market conditions and net new money of € 4 billion. Also included was an increase of € 14 billion related to the consolidation of certain Sal. Oppenheim asset management activities. In PWM, invested assets were up by € 81 billion, of which € 68 billion related to the first consolidation of Sal. Oppenheim. Excluding Sal. Oppenheim, net new money in the first quarter 2010 was € 5 billion.

Management Report     Financial and Operating Review
Private & Business Clients Corporate Division (PBC)

	Three months ended		Absolute
in € m.	Mar 31, 2010	Mar 31, 2009	change	Change in %
Net revenues	1,412	1,381	31	2
Provision for credit losses	170	165	5	3
Noninterest expenses	1,053	1,010	42	4
Noncontrolling interests	0	(0)	0	N/M

Income before income taxes	189	206	(17)	(8)

N/M – Not meaningful
Net revenues in the first quarter 2010 were € 1.4 billion, up € 31 million, or 2%, compared to the first quarter 2009. Credit products revenues increased € 9 million, or 2%, compared to the first quarter 2009, driven by higher loan revenues due to increased volumes, partly offset by lower sales of credit related insurance products. Deposits and payment services increased by € 40 million, or 10%, compared to the first quarter 2009, driven by increased deposit margins. Advisory/brokerage decreased by € 11 million, or 5%, mainly due to lower sales of closed-end funds. This decline was more than offset by an increase of € 51 million, or 126%, in revenues from discretionary portfolio management/fund management, benefiting from more stable revenue flows from discretionary portfolio management products. Revenues from other products decreased by € 59 million, or 44%, compared to the same period last year. This development was mainly driven by PBC’s asset and liability management function and a gain on the disposal of an available for sale security position in the prior year’s quarter.
Provision for credit losses was € 170 million in the first quarter 2010, up € 5 million, or 3%, compared to the same quarter last year. Due to revised parameter and model assumptions in the prior year, the first quarter 2009 included a positive one-time effect of € 60 million, while the current year quarter impact was a positive € 28 million. Net of model changes, the lower credit losses were mainly attributable to Spain.
Noninterest expenses were € 1.1 billion in the first quarter 2010, an increase of € 42 million, or 4%, compared to the first quarter 2009. The increase mainly reflected the aforementioned deferred compensation expenses, and expenses for strategic projects, partly offset by savings resulting from measures to improve platform efficiency implemented during 2009.
Income before income taxes was € 189 million in the quarter, a decrease of € 17 million, or 8%, compared to the first quarter 2009.

Management Report     Financial and Operating Review
Invested assets were € 197 billion as of March 31, 2010, up by € 3 billion compared to December 31, 2009, mainly due to market appreciation. Inflows of € 2 billion in securities products were offset by outflows mainly resulting from maturities of time deposits.
PBC’s total number of clients was 14.5 million. During the first quarter 2010, PBC’s client flows were net 82 thousand negative, in particular related to the aforementioned maturities in time deposits.
Corporate Investments Group Division (CI)

	Three months ended		Absolute
in € m.	Mar 31, 2010	Mar 31, 2009	change	Change in %
Net revenues	220	153	67	44
Provision for credit losses	0	(0)	1	N/M
Noninterest expenses	156	89	67	75
Noncontrolling interests	(1)	0	(1)	N/M

Income before income taxes	65	65	0	1

N/M – Not meaningful
Net revenues in the first quarter 2010 were € 220 million, an increase of € 67 million compared to the first quarter 2009. Revenues in the current quarter included € 148 million related to Deutsche Postbank AG and € 68 million related to BHF-Bank AG, which was acquired as part of the Sal. Oppenheim transaction. In the first quarter 2009, net revenues were € 153 million. These included mark-to-market gains of € 321 million from derivatives related to the acquisition of Deutsche Postbank AG shares, gains of € 60 million from the sale of industrial holdings and mark-to-market gains from our option to increase our share in Hua Xia Bank Co. Ltd., partly offset by impairment charges of € 302 million on our industrial holdings.
Noninterest expenses were € 156 million in the first quarter 2010, an increase of € 67 million compared to the first quarter 2009 mainly reflecting the inclusion of BHF-Bank AG.
Income before income taxes was € 65 million in the first quarter 2010, flat compared to the first quarter 2009.

Management Report     Financial and Operating Review
Consolidation & Adjustments (C&A)

	Three months ended		Absolute
in € m.	Mar 31, 2010	Mar 31, 2009	change	Change in %
Net revenues	(93)	267	(360)	N/M
Provision for credit losses	(0)	(0)	(0)	N/M
Noninterest expenses	87	91	(4)	(4)
Noncontrolling interests	(15)	3	(18)	N/M

Income (loss) before income taxes	(165)	173	(337)	N/M

N/M – Not meaningful
Loss before income taxes in C&A was € 165 million in the first quarter 2010 compared to an income of € 173 million in the prior year quarter. The development was mainly due to different accounting methods used for management reporting and IFRS. In the prior year quarter, euro interest rates decreased significantly, resulting in a gain on economically hedged short-term positions, which was partly offset by the reversal of prior period gains on such positions. The reporting period included a small loss from the reversal of such gains from prior periods.
Financial Position
The table below shows information on our financial position.

in € m.	Mar 31, 2010	Dec 31, 2009
Cash and due from banks	10,010	9,346
Interest-earning deposits with banks	59,985	47,233
Central bank funds sold, securities purchased under resale agreements and securities borrowed	58,517	50,329
Trading assets	262,886	234,910
Positive market values from derivative financial instruments	619,633	596,410
Financial assets designated at fair value through profit or loss[1]	151,647	134,000
Loans	266,835	258,105
Brokerage and securities related receivables	144,658	93,452
Remaining assets	96,271	76,879

Total assets	1,670,442	1,500,664

Deposits	366,040	344,220
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	56,064	51,059
Trading liabilities	78,742	64,501
Negative market values from derivative financial instruments	607,736	576,973
Financial liabilities designated at fair value through profit or loss[2]	105,808	73,522
Other short-term borrowings	43,993	42,897
Long-term debt	143,687	131,782
Brokerage and securities related payables	153,736	110,797
Remaining liabilities	74,452	66,944

Total liabilities	1,630,258	1,462,695

Total equity	40,184	37,969

1	Includes securities purchased under resale agreements designated at fair value through profit or loss of € 103,945 million and € 89,977 million and securities borrowed designated at fair value through profit or loss of € 22,967 million and € 19,987 million as of March 31, 2010 and December 31, 2009, respectively.

2	Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 83,443 million and € 52,795 million as of March 31, 2010 and December 31, 2009, respectively.

Management Report     Financial and Operating Review
Assets and Liabilities
As of March 31, 2010, total assets were € 1,670 billion. The increase of € 170 billion, or 11%, compared to December 31, 2009, was primarily driven by FX effects, brokerage and securities related receivables and the consolidation of Sal. Oppenheim. Total liabilities were up by € 168 billion to € 1,630 billion.
The shift in foreign exchange rates and in particular between the U.S. dollar and the euro contributed more than 25 % to the overall increase of our balance sheet during the first three months of 2010.
Brokerage and securities related receivables and payables were up € 51 billion and € 43 billion, respectively, compared to December 31, 2009. Both increases included higher volumes of unsettled regular way trades, resulting from increased market activity.
Trading assets and trading liabilities were higher by € 28 billion and € 14 billion, respectively. Positive and negative market values from derivative financial instruments were up by € 23 billion and € 31 billion, respectively, predominantly driven by FX effects. Financial positions designated at fair value through profit or loss were up € 18 billion in assets and up € 32 billion in liabilities, both mainly from securities purchased under resale agreements and securities sold under repurchase agreements respectively.
Interest earning deposits with banks were up € 13 billion versus December 31, 2009. Loans increased € 9 billion to € 267 billion, partly due to FX effects as well as the consolidation of Sal. Oppenheim. Deposits were up € 22 billion, also driven by the consolidation of Sal. Oppenheim as well as by an increase of deposits from banks in CB&S. Long-term debt was € 144 billion as of March 31, 2010, up € 12 billion compared to December 31, 2009.
Fair Value Hierarchy – Valuation Techniques with Unobservable Parameters
Financial instruments carried at fair value are categorized under the three levels of the IFRS fair value hierarchy depending upon whether their values were determined based upon quoted prices in an active market (“Level 1”), valuation techniques with observable parameters (“Level 2”) or valuation techniques with one or more significant unobservable parameters (“Level 3”). Level 3 assets include complex OTC derivatives, illiquid loans and certain structured bonds.

Management Report           Financial and Operating Review
Total Level 3 assets were € 56 billion as of March 31, 2010, which was equivalent to 5 % of total fair value assets (versus € 58 billion, or 6%, as of December 31, 2009). The decrease in Level 3 assets of € 2 billion during the three months ended March 31, 2010 was mainly attributable to reclassifications into Level 2 due to increased liquidity and improved observability of input parameters.
Total Level 3 liabilities were € 19 billion as of March 31, 2010 which was equivalent to 2 % of total fair value liabilities (versus € 18 billion, or 3%, as of December 31, 2009).
Equity
As of March 31, 2010, total equity was € 40.2 billion, an increase of € 2.2 billion, or 6%, compared to € 38.0 billion as of December 31, 2009. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 1.8 billion and net gains of € 977 million not recognized in the income statement, partly offset by net decreases of € 337 million in share awards. The aforementioned net gains not recognized in the income statement were mainly driven by positive effects from exchange rate changes of € 680 million (especially in the U.S. dollar) and by net unrealized gains of € 288 million on financial assets available for sale.
Regulatory Capital
The Bank’s Tier 1 capital ratio was 11.2 % at the end of the quarter, down from 12.6 % at the end of the fourth quarter 2009, but well above our published target of 10%. This decrease is driven primarily by the acquisition of Sal. Oppenheim, which contributed € 17 billion to the quarter-on-quarter growth in risk-weighted assets and a reduction of € 1.3 billion in our Tier 1 capital, resulting in a 117 basis point reduction in our Tier 1 capital ratio. Moreover, a change in the regulatory reporting of certain securitization positions in the trading book led to an additional Tier 1 capital deduction of € 1.4 billion (and a corresponding deduction in Tier 2 capital), translating into a decrease of 49 basis points in our Tier 1 capital ratio. The core Tier 1 ratio, which excludes hybrids, was 7.5 % at the end of the quarter, down from 8.7 % at the year end. Tier 1 capital at the end of the quarter was € 32.8 billion, € 1.6 billion lower than at the end of the fourth quarter 2009, reflecting the above mentioned Tier 1 capital deductions as well as capital formation through net income of € 1.8 billion. Risk-weighted assets were € 292 billion at the end of the current quarter, € 19 billion higher than at the end of the fourth quarter 2009. This increase principally reflected the above mentioned consolidation of Sal. Oppenheim.

Management Report           Financial and Operating Review
Special Purpose Entities
We engage in various business activities with certain entities, referred to as special purpose entities (“SPEs”), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.
In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note [1] of our Financial Report 2009.
Total Assets in Consolidated SPEs
These tables provide details about the assets (after consolidation eliminations) in our consolidated SPEs. These tables should be read in conjunction with the “Update on Key Credit Market Exposures” which is included on page 12 of this report.

	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
Mar 31, 2010	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	11	317	14,639	—	31	14,998
Group sponsored securitizations	3,537	—	1,180	4	58	4,779
Third party sponsored securitizations	200	—	504	4	76	784
Repackaging and investment products	6,205	2,071	36	877	615	9,804
Mutual funds	6,520	195	—	732	61	7,508
Structured transactions	2,588	104	5,213	56	497	8,458
Operating entities	1,650	3,429	2,000	515	2,861	10,455
Other	327	308	619	58	599	1,911

Total	21,038	6,424	24,191	2,246	4,798	58,697

1	Fair value of derivative positions was € 257 million.

Management Report           Financial and Operating Review

	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
Dec 31, 2009	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	30	279	15,222	—	33	15,564
Group sponsored securitizations	3,409	—	1,175	4	57	4,645
Third party sponsored securitizations	200	—	516	3	73	792
Repackaging and investment products	5,789	1,973	36	661	557	9,016
Mutual funds	5,163	—	—	1,313	35	6,511
Structured transactions	2,531	108	5,207	26	423	8,295
Operating entities	1,603	3,319	1,898	501	2,416	9,737
Other	610	240	786	59	453	2,148

Total	19,335	5,919	24,840	2,567	4,047	56,708

1	Fair value of derivative positions was € 250 million.
Exposure to Nonconsolidated SPEs
This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs. This table should be read in conjunction with the “Update on Key Credit Market Exposures” included in this Interim Report on page 12.

Maximum unfunded exposure remaining
in € bn.	Mar 31, 2010	Dec 31, 2009
Category:
Group sponsored ABCP conduits	2.9	2.7
Third party ABCP conduits	2.5	2.5
Third party sponsored securitizations
U.S.	3.5	3.9
non-U.S.[1]	1.0	2.5
Guaranteed mutual funds	11.6	12.4
Real estate leasing funds	0.8	0.8

1	Decrease during quarter due to the unwinding of a loan commitment.
Related Party Transactions
We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to the section “Other Financial Information” of this Interim Report.

Management Report           Financial and Operating Review
Significant Transactions
In the first quarter 2010, we announced the completion of the acquisition of the Sal. Oppenheim Group. This transaction affects our current and future results. For further detail, please refer to the section “Other Financial Information” of this Interim Report.
Events after the Reporting Date
ABN AMRO. Following the signing of a definitive agreement with ABN AMRO Bank N.V. (“ABN AMRO”) in December 2009 to fully acquire parts of ABN AMRO’s corporate and commercial banking activities in the Netherlands, we announced on April 1, 2010 the completion of the acquisition for € 700 million in cash. The closing followed the approval by the European Commission and other regulatory bodies. As of the closing date, we obtained control over the acquired businesses and accordingly will consolidate them.
The acquisition encompasses the following businesses:
—	two corporate client units in Amsterdam and Eindhoven, serving large corporate clients,

—	13 commercial branches that serve small and medium-sized enterprises,

—	Rotterdam-based bank Hollandsche Bank Unie N.V. (“HBU”),

—	IFN Finance B.V., the Dutch part of ABN AMRO’s factoring unit IFN Group.
The corporate client units, the 13 branches and HBU were renamed as Deutsche Bank Nederland N.V. immediately after the acquisition. Both, Deutsche Bank Nederland N.V. and IFN Finance B.V., have become direct subsidiaries of Deutsche Bank. The acquired businesses, which serve over 34,000 clients and employ 1,300 people, will use the Deutsche Bank brand name and become part of the Group’s GTB corporate division.
Under the terms and conditions of the acquisition, ABN AMRO will provide initial credit risk coverage for the acquired portfolio (excluding IFN Finance B.V.). The coverage is also expected to provide regulatory capital relief. As the initial accounting for the business combination is not completed, disclosures on the fair values for identifiable assets acquired and liabilities assumed as of the acquisition date could not yet be made.

Management Report           Risk Report
Risk Report
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles and organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework can be found in our Financial Report 2009. Further details on selected exposures pertinent to those asset classes most affected by the market dislocations of 2007 and 2008 are disclosed in the section “Update on Key Credit Market Exposures” included within this report on page 12.
Allowance for Credit Losses
We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:
—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”);

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and

—	a reliable estimate of the loss amount can be made.
We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance.
We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess, collectively, impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

Management Report           Risk Report
To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments. If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan’s original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amounts of the loans are reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The collectively measured loss amount has three components:
—	The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which we conduct business.

—	The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences.

—	The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been identified as individually impaired or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.
The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Management Report           Risk Report
The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for	Three months ended Mar 31, 2010			Three months ended Mar 31, 2009
loan losses	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	2,029	1,314	3,343	977	961	1,938

Provision for loan losses	89	178	267	359	179	539
Net charge-offs	(71)	(98)	(169)	(80)	(112)	(192)
Charge-offs	(79)	(124)	(203)	(92)	(142)	(234)
Recoveries	8	26	34	11	31	42
Changes in the group of consolidated companies	—	—	—	—	—	—
Exchange rate changes/other	5	9	14	7	(6)	1

Balance, end of period	2,052	1,403	3,455	1,263	1,022	2,285

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for	Three months ended Mar 31, 2010			Three months ended Mar 31, 2009
off-balance sheet positions	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	83	124	207	98	112	210

Provision for off-balance sheet positions	(6)	1	(5)	—	(13)	(13)
Usage	—	—	—	—	—	—
Changes in the group of consolidated companies	9	—	9	—	—	—
Exchange rate changes	1	5	5	3	4	7

Balance, end of period	87	130	217	101	103	204

Problem Loans and IFRS Impaired Loans
We continue to monitor and report our problem loans in line with SEC industry guidance. Our problem loans comprise nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans, even if no loss has been incurred.
Our problem loans consist mainly of our impaired loans. Under IFRS we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively. The second component of our problem loans are nonimpaired problem

Management Report           Risk Report
loans, where no impairment loss is recorded but where either known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or that are 90 days or more past due but for which the accrual of interest has not been discontinued.
With the acquisition of Sal. Oppenheim we also acquired certain loans for which a specific allowance had been established beforehand by Sal. Oppenheim. These loans were taken on our balance sheet at their fair values which reflected the credit quality of these loans. As our expectations regarding these loans have not changed since acquisition they are not considered problem loans.
The following table shows the breakdown of our problem loans and IFRS impaired loans.

	Mar 31, 2010			Dec 31, 2009
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Nonaccrual loans	5,883	2,276	8,159	5,937	2,186	8,123
Loans 90 days or more past due and still accruing	143	265	408	55	266	321
Troubled debt restructurings	364	144	508	252	217	469

Total problem loans	6,390	2,685	9,075	6,244	2,669	8,913

thereof: IFRS impaired loans	4,975	2,393	7,368	4,903	2,298	7,201
The € 162 million increase in problem loans during first quarter 2010 was driven by an increase of € 146 million in our individually assessed problem loans while our collectively assessed problem loans increased by € 16 million. Assets reclassified according to IAS 39 which are considered problem loans increased by € 92 million.
Market Risk of Trading Portfolios
The following table shows the value-at-risk of the trading units of the Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial.

Value-at-risk of			Diversification						Foreign exchange		Commodity price
trading units[1,2]	Total		effect		Interest rate risk		Equity price risk		risk		risk
in € m.	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Average[3]	115.8	126.8	(40.4)	(61.6)	99.1	117.6	22.0	26.9	23.2	28.7	11.9	15.1
Maximum[3]	126.4	180.1	(63.5)	(112.3)	113.0	169.2	33.6	47.3	41.5	64.4	16.6	34.7
Minimum[3]	102.0	91.9	(26.4)	(35.9)	85.7	83.2	16.3	14.5	13.9	11.9	8.3	8.5
Period-end[4]	107.9	121.0	(42.9)	(65.7)	91.7	111.0	22.6	37.0	23.6	23.9	12.9	14.8

1	All figures for 1-day holding period and 99% confidence level.

2	Value-at-risk is not additive due to correlation effects.

3	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2010 and the full year 2009, respectively.

4	Figures for 2009 as of December 31, 2009 and figures for 2010 as of March 31, 2010.

Management Report           Outlook
Outlook
The following section should be read in conjunction with the Outlook section in the Management Report and the Risk Report provided in the Financial Report 2009.
The global economic recovery remains intact although some regions have seen first-quarter activity dampened by the cold winter. World trade continues to improve and will likely expand by over 12 % this year, after dropping 11.5 % in 2009. The global economy looks set to expand by more than 4 % on average in 2010, supported in particular by growth in the Asian emerging markets and in the U.S. Growth in the euro area will likely remain weak, at just over 1%. While Germany is expected to see growth of 2%, countries like Spain, Ireland and Greece will likely feel the dampening effects of structural adjustments, especially in the construction sector, and of fiscal consolidation efforts. Real GDP in these countries will probably shrink in 2010, with Greece suffering the largest contraction of up to 4%. Despite the recent support package announced by the EU and the IMF, Greece’s public finances continue to pose high risks to growth and interest rates in the euro area and the euro-exchange rate. Additional risks to the global economy could result from the necessary exit from highly expansionary monetary and fiscal policies.
The outlook for the banking sector is shaped by two contrasting developments in recent months. While the global economy’s return to growth has positively affected operating performance, uncertainty about the sustainability of public finances and future fiscal policies in a number of smaller and larger industrial countries continued to increase.
For investment banking, 2010 appears to be on the path to another successful year, even though revenue levels in most market segments are likely to be lower than in the previous year. Retail banking should stabilize thanks to the recovery in financial markets and the performance of labor markets in many developed economies, ranging from nascent improvement to continuing resilience. Loan volumes are expected to grow modestly in most cases, while loan losses could decline moderately. By contrast, the market environment for corporate banking will likely remain difficult. Although banks have stopped tightening credit standards, loan volumes are expected to stagnate due to a large number of corporate insolvencies and firms’ still-low propensity to invest. The performance of asset management will be determined by the development of capital markets, which in turn depends on the strength of the economic recovery and on a credible scenario for stabilizing the long-term fiscal position of many countries. Finally, the publication of impact studies analyzing possible regulatory changes and more specific proposals for action by the supervisory and regulatory bodies in the coming months will set the course for a new long-term framework for the banking sector.

Management Report           Outlook
The outlook for the Deutsche Bank Group continues to be influenced by the factors and trends which we outlined in the Outlook section of the Financial Report 2009. We made tangible progress in the implementation of the growth strategy that we announced at an investor day event in December 2009. Through the acquisition of the renowned private wealth manager Sal. Oppenheim, we are building on our leading position in the coverage of wealthy private clients in our home market, Germany. While integration and exit costs may significantly impact our short-term performance, we expect a positive contribution from 2012 onwards and substantial upside potential. In addition, we also significantly enhanced our Global Transaction Banking Corporate Division, by taking over parts of ABN AMRO’s commercial banking activities in the Netherlands on April 1. Not only have we gained 34,000 new clients and around 1,300 employees as a result, but we have also become the fourth largest provider in this market segment. As part of our expansion strategy in the Asia Pacific region, we announced to take on a shareholding of just under 50 % in the New Zealand-based firm Craigs Investment Partners. This strategic alliance will broaden our access to New Zealand’s capital market.
We have launched a special “complexity reduction program” as an element of our plans to reinforce our performance culture. This program is aimed at cutting costs by identifying and reducing unnecessary complexity all over the bank. In the medium term we want to achieve efficiency gains of € 1 billion in total, contributing to the € 10 billion potential income before income taxes from our core businesses (before Corporate Investments and Consolidation & Adjustments), which we outlined as part of Phase 4 of our Management Agenda.
There is still a large degree of uncertainty as to the economic outlook. Although the recovery of the global economy is now moving forward, the economic situation remains susceptible to change, particularly in industrialized countries. Indications of this are the high unemployment levels and the still sluggish real estate markets. Furthermore, the time is drawing closer for exiting the current very expansive monetary and interest rate policies as well as the numerous economic stimulus programs. There is also a growing need for budget consolidation measures in many countries to bring down the large state deficits. Not least, the considerable global current account imbalances have been a cause of uncertainty.
As a global bank, we must bear in mind that it is currently impossible to project how and when the various regulatory and fiscal policy measures that are currently being drawn up in many countries and by various committees will ultimately be implemented. However, in the interests of fair competition, an internationally coordinated regulatory regime is critical and we will participate constructively in these discussions.

Consolidated Financial Statements           Consolidated Statement of Income (unaudited)
Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Interest and similar income	6,541	8,799
Interest expense	2,870	4,956

Net interest income	3,671	3,843

Provision for credit losses	262	526

Net interest income after provision for credit losses	3,409	3,317

Commissions and fee income	2,461	2,179
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,579	2,264
Net gains (losses) on financial assets available for sale	27	(504)
Net income (loss) from equity method investments	172	(187)
Other income (loss)	89	(357)

Total noninterest income	5,328	3,395

Compensation and benefits	3,575	2,976
General and administrative expenses	2,200	1,983
Policyholder benefits and claims	140	(62)
Impairment of intangible assets	29	—
Restructuring activities	—	—

Total noninterest expenses	5,944	4,897

Income before income taxes	2,793	1,815

Income tax expense	1,016	633

Net income	1,777	1,182

Net income (loss) attributable to noncontrolling interests	15	(3)
Net income attributable to Deutsche Bank shareholders	1,762	1,185
Earnings per Common Share

	Three months ended
	Mar 31, 2010	Mar 31, 2009
Earnings per common share:
Basic	€2.77	€1.97
Diluted	€2.66	€1.92
Number of shares in million:
Denominator for basic earnings per share — weighted-average shares outstanding	636.1	602.7
Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions	663.3	616.6

Consolidated Financial Statements            Consolidated Statement of Recognized Income and Expense (unaudited)
Consolidated Statement of Recognized Income and Expense (unaudited)

	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Net income recognized in the income statement	1,777	1,182

Actuarial gains (losses) related to defined benefit plans, net of tax	(68)	116

Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale[1]:
Unrealized net gains (losses) arising during the period, before tax	323	(539)
Net (gains) losses reclassified to profit or loss, before tax	2	504
Unrealized net gains (losses) on derivatives hedging variability of cash flows[1]:
Unrealized net gains (losses) arising during the period, before tax	(29)	59
Net (gains) losses reclassified to profit or loss, before tax	1	2
Foreign currency translation[1]:
Unrealized net gains (losses) arising during the period, before tax	587	492
Net (gains) losses reclassified to profit or loss, before tax	3	—
Unrealized net gains (losses) from equity method investments	30	(6)
Tax on net gains (losses) not recognized in the income statement	86	141

Total net gains (losses) not recognized in the income statement, net of tax	1,003 [2]	653 [3]

Total recognized income and expense	2,712	1,951

Attributable to:
Noncontrolling interests	41	27
Deutsche Bank shareholders	2,671	1,924

1	Excluding unrealized net gains (losses) from equity method investments.

2	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2009 of € (3,780) million and March 31, 2010 of € (2,803) million, adjusted for changes in noncontrolling interests attributable to these components of € 26 million.

3	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2008 of € (4,851) million and March 31, 2009 of € (4,228) million, adjusted for changes in noncontrolling interests attributable to these components of € 30 million.

Consolidated Financial Statements           Consolidated Balance Sheet (unaudited)
Consolidated Balance Sheet (unaudited)

Assets in € m.	Mar 31, 2010	Dec 31, 2009
Cash and due from banks	10,010	9,346
Interest-earning deposits with banks	59,985	47,233
Central bank funds sold and securities purchased under resale agreements	9,757	6,820
Securities borrowed	48,760	43,509
Financial assets at fair value through profit or loss
Trading assets	262,886	234,910
Positive market values from derivative financial instruments	619,633	596,410
Financial assets designated at fair value through profit or loss	151,647	134,000

Total financial assets at fair value through profit or loss	1,034,166	965,320
Financial assets available for sale	26,726	18,819
Equity method investments	8,011	7,788
Loans	266,835	258,105
Property and equipment	3,226	2,777
Goodwill and other intangible assets	11,627	10,169
Other assets	181,585	121,538
Income tax assets	9,754	9,240

Total assets	1,670,442	1,500,664

Liabilities and Equity in € m.	Mar 31, 2010	Dec 31, 2009
Deposits	366,040	344,220
Central bank funds purchased and securities sold under repurchase agreements	47,714	45,495
Securities loaned	8,350	5,564
Financial liabilities at fair value through profit or loss
Trading liabilities	78,742	64,501
Negative market values from derivative financial instruments	607,736	576,973
Financial liabilities designated at fair value through profit or loss	105,808	73,522
Investment contract liabilities	7,660	7,278

Total financial liabilities at fair value through profit or loss	799,946	722,274
Other short-term borrowings	43,993	42,897
Other liabilities	203,418	154,281
Provisions	1,724	1,307
Income tax liabilities	4,595	4,298
Long-term debt	143,687	131,782
Trust preferred securities	10,737	10,577
Obligation to purchase common shares	54	—

Total liabilities	1,630,258	1,462,695

Common shares, no par value, nominal value of € 2.56	1,589	1,589
Additional paid-in capital	14,744	14,830
Retained earnings	25,749	24,056
Common shares in treasury, at cost	(107)	(48)
Equity classified as obligation to purchase common shares	(54)	—
Net gains (losses) not recognized in the income statement, net of tax	(2,803)	(3,780)

Total shareholders’ equity	39,118	36,647

Noncontrolling interests	1,066	1,322

Total equity	40,184	37,969

Total liabilities and equity	1,670,442	1,500,664

Consolidated Financial Statements           Consolidated Statement of Changes in Equity (unaudited)
Consolidated Statement of Changes in Equity (unaudited)

					Equity
				Common	classified as
	Common			shares in	obligation to
	shares	Additional	Retained	treasury,	purchase
in € m.	(no par value)	paid-in capital	earnings	at cost	common shares
Balance as of December 31, 2008	1,461	14,961	20,074	(939)	(3)

Total recognized income and expense[1]	—	—	1,185	—	—
Common shares issued	128	830	—	—	—
Cash dividends paid	—	—	—	—	—
Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	116	—	—
Net change in share awards in the reporting period	—	(330)	—	—	—
Treasury shares distributed under share-based compensation plans	—	—	—	509	—
Tax benefits related to share-based compensation plans	—	(2)	—	—	—
Common shares issued under share-based compensation plans	—	—	—	—	—
Additions to Equity classified as obligation to purchase common shares	—	—	—	—	—
Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	—
Option premiums and other effects from options on common shares	—	—	(1)	—	—
Purchases of treasury shares	—	—	—	(2,820)	—
Sale of treasury shares	—	—	—	2,924	—
Net gains (losses) on treasury shares sold	—	(123)	—	—	—
Other	—	(81)	—	—	—

Balance as of March 31, 2009	1,589	15,255	21,374	(326)	(3)

Balance as of December 31, 2009	1,589	14,830	24,056	(48)	—

Total recognized income and expense[1]	—	—	1,762	—	—
Common shares issued	—	—	—	—	—
Cash dividends paid	—	—	—	—	—
Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	(68)	—	—
Net change in share awards in the reporting period	—	(337)	—	—	—
Treasury shares distributed under share-based compensation plans	—	—	—	761	—
Tax benefits related to share-based compensation plans	—	101	—	—	—
Common shares issued under share-based compensation plans	—	—	—	—	—
Additions to Equity classified as obligation to purchase common shares	—	—	—	—	(54)
Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	—
Option premiums and other effects from options on common shares	—	(108)	—	—	—
Purchases of treasury shares	—	—	—	(2,951)	—
Sale of treasury shares	—	—	—	2,131	—
Net gains (losses) on treasury shares sold	—	(3)	—	—	—
Other	—	261	(1)	—	—

Balance as of March 31, 2010	1,589	14,744	25,749	(107)	(54)

1	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

2	Excluding unrealized net gains (losses) from equity method investments.

Consolidated Financial Statements           Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains	Unrealized net		Unrealized net	Total net gains
(losses) on financial	gains (losses) on		gains (losses)	(losses) not
assets available for sale,	derivatives hedging	Foreign currency	from equity	recognized in the	Total
net of applicable	variability of cash	translation,	method	income statement,	shareholders’	Noncontrolling
tax and other[2]	flows, net of tax[2]	net of tax[2]	investments	net of tax	equity	interests	Total equity
(855)	(346)	(3,628)	(22)	(4,851)	30,703	1,211	31,914

(12)	184	459	(8)	623	1,808	27	1,835
—	—	—	—	—	958	—	958
—	—	—	—	—	—	—	—
—	—	—	—	—	116	—	116
—	—	—	—	—	(330)	—	(330)
—	—	—	—	—	509	—	509
—	—	—	—	—	(2)	—	(2)
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	(1)	—	(1)
—	—	—	—	—	(2,820)	—	(2,820)
—	—	—	—	—	2,924	—	2,924
—	—	—	—	—	(123)	—	(123)
—	—	—	—	—	(81)	(1)	(82)

(867)	(162)	(3,169)	(30)	(4,228)	33,661	1,237	34,898

(186)	(134)	(3,521)	61	(3,780)	36,647	1,322	37,969

288	(21)	680	30	977	2,739	41	2,780
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	(68)	—	(68)
—	—	—	—	—	(337)	—	(337)
—	—	—	—	—	761	—	761
—	—	—	—	—	101	—	101
—	—	—	—	—	—	—	—
—	—	—	—	—	(54)	—	(54)
—	—	—	—	—	—	—	—
—	—	—	—	—	(108)	—	(108)
—	—	—	—	—	(2,951)	—	(2,951)
—	—	—	—	—	2,131	—	2,131
—	—	—	—	—	(3)	—	(3)
—	—	—	—	—	260	(297)	(37)

102	(155)	(2,841)	91	(2,803)	39,118	1,066	40,184

Consolidated Financial Statements           Consolidated Statement of Cash Flows (unaudited)
Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Net income	1,777	1,182

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	262	526
Restructuring activities	—	—
Gain on sale of financial assets available for sale, equity method investments, and other	(32)	(512)
Deferred income taxes, net	395	(287)
Impairment, depreciation and other amortization, and accretion	577	1,586
Share of net income from equity method investments	(150)	139

Income adjusted for noncash charges, credits and other items	2,829	2,634

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(1,115)	(5,775)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(5,616)	2,480
Trading assets and positive market values from derivative financial instruments	(29,507)	216,345
Financial assets designated at fair value through profit or loss	(15,095)	4,989
Loans	(3,260)	4,856
Other assets	(51,851)	(12,442)
Deposits	2,480	(9,545)
Trading liabilities and negative market values from derivative financial instruments	26,710	(206,340)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	30,967	6,848
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	1,869	(28,211)
Other short-term borrowings	309	(3,978)
Other liabilities	44,497	14,518
Senior long-term debt[2]	9,718	(5,199)
Other, net	(3,627)	(4,715)

Net cash provided by (used in) operating activities	9,308	(23,535)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	1,572	2,137
Maturities of financial assets available for sale	916	3,732
Sale of equity method investments	116	120
Sale of property and equipment	57	12
Purchase of:
Financial assets available for sale	(3,355)	(3,607)
Equity method investments	(54)	(3,257)
Property and equipment	(191)	(136)
Net cash received in business combinations/divestitures	2,124	—
Other, net	(204)	(1,381)

Net cash provided by (used in) investing activities	981	(2,380)

Cash flows from financing activities:
Issuances of subordinated long-term debt	41	236
Repayments and extinguishments of subordinated long-term debt	(138)	(334)
Issuances of trust preferred securities	89	—
Repayments and extinguishments of trust preferred securities	(10)	—
Purchases of treasury shares	(2,951)	(2,820)
Sale of treasury shares	2,127	2,569
Dividends paid to noncontrolling interests	(3)	(1)
Net change in noncontrolling interests	(277)	(3)

Net cash used in financing activities	(1,122)	(353)

Net effect of exchange rate changes on cash and cash equivalents	769	1,766

Net increase (decrease) in cash and cash equivalents	9,936	(24,502)
Cash and cash equivalents at beginning of period	51,549	65,264
Cash and cash equivalents at end of period	61,485	40,762
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	155	208
Interest paid	2,949	6,136
Interest and dividends received	6,318	9,673
Cash and cash equivalents comprise
Cash and due from banks	10,010	11,256
Interest-earning demand deposits with banks (not included: time deposits of € 8,510 million as of March 31, 2010, and € 15,326 million as of March 31, 2009)	51,475	29,506

Total	61,485	40,762

1	Included are senior long-term debt issuances of € 4,679 million and € 3,506 million and repayments and extinguishments of € 5,155 million and € 4,550 million until March 31, 2010 and March 31, 2009, respectively.

2	Included are issuances of € 10,662 million and € 9,813 million and repayments and extinguishments of € 8,129 million and € 12,396 million until March 31, 2010 and March 31, 2009, respectively.
The acquisition of Deutsche Postbank AG shares in 2009, including the non-cash portion, is described in detail in the Financial Report 2009 in Note [16].

Consolidated Financial Statements       Basis of Preparation (unaudited)
Basis of Preparation (unaudited)
The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries, are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.
Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement and balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2009, for which the same accounting policies have been applied, except for changes due to the adoption of the revised version of IFRS 3, “Business Combinations”, the amended version of IAS 27, “Consolidated and Separate Financial Statements”, and the “Improvements to IFRS 2009”. For the impact of the adoption of these amendments please refer to “Recently Adopted Accounting Pronouncements”.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and model assumptions with historically evidenced loss levels. Alignment of input parameters and model assumptions in 2009 led to a one-time release of loan loss allowance of € 60 million in the first quarter 2009 as well as a lower level of provisions for credit losses of € 28 million for the first quarter 2010.

Consolidated Financial Statements       Basis of Preparation (unaudited)
In the second quarter 2009 retrospective adjustments were made in the income statement to present premiums paid for financial guarantees as expenses instead of offsetting them against revenues because they are not directly related to a revenue generating activity. The adjustment did not have an impact on net income but resulted in an increase of € 36 million in both, Other income and General and administrative expenses.

Consolidated Financial Statements       Impact of Changes in Accounting Principles (unaudited)
Impact of Changes in Accounting Principles (unaudited)
Recently Adopted Accounting Pronouncements
The following are those accounting pronouncements which have been adopted in the first quarter of 2010 and which are relevant to the Group in the preparation of these condensed consolidated interim financial statements.
IFRS 3 and IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for noncontrolling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any noncontrolling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together. IFRS 3 R has been applied to the acquisition of the Sal. Oppenheim Group. In contrast to prior acquisitions, all transaction costs have been expensed. For further detail, please refer to the section “Other Financial Information” of this Interim Report. Compared to the prior versions of the standards, IFRS 3 R and IAS 27 R could have a material impact on the Group’s consolidated financial statements when acquisitions and dispositions take place.

Consolidated Financial Statements       Impact of Changes in Accounting Principles (unaudited)
Improvements to IFRS 2009
In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
The following accounting pronouncements will be relevant to the Group but were not effective as of March 31, 2010 and therefore have not been applied in preparing these financial statements.
IAS 24
In November 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”). IAS 24 R provides a partial exemption from the disclosure requirements for government-related entities and clarifies the definition of a related party. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IAS 24 R will have on its consolidated financial statements.
IFRS 9
In November 2009, the IASB issued IFRS 9, “Financial Instruments”, as a first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 also removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract with a financial asset host to be classified in its entirety at either amortized cost or fair value. IFRS 9 requires reclassifications when the entity’s business model changes, which is expected to be an infrequent occurrence; in this case, the entity is required to reclassify affected financial assets prospectively. There is specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. In addition to assessing the instrument itself against the IFRS 9 classification criteria, management should also ‘look through’ to the under-

Consolidated Financial Statements       Impact of Changes in Accounting Principles (unaudited)
lying pool of instruments that generate cash flows to assess their characteristics. To qualify for amortized cost, the investment must have equal or lower credit risk than the weighted-average credit risk in the underlying pool of instruments, and those instruments must meet certain criteria. If a ‘look through’ is impracticable, the tranche must be classified at fair value through profit or loss. Under IFRS 9, all equity investments should be measured at fair value. However, management has an option to present directly in gains (losses) not recognized in the income statement unrealized and realized fair value gains and losses on equity investments that are not held for trading. Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of fair value gains and losses to profit or loss; however, dividends from such investments will continue to be recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 should be applied retrospectively; however, if adopted before January 1, 2012, comparative periods do not need to be restated. In addition, entities adopting before January 1, 2011 are allowed to designate any date between the date of issuance of IFRS 9 and January 1, 2011 as the date of initial application that will be the date upon which the classification of financial assets will be determined. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 9 will have on its consolidated financial statements.

Consolidated Financial Statements       Segment Information (unaudited)
Segment Information (unaudited)
The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision maker in order to allocate resources to a segment and to assess its performance.
Business Segments
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
During the first three months of 2010, there were no material changes in the organizational structure which affected the composition of the business segments. Restatements due to minor changes in the organizational structure have been implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.
The following transaction affected the Group’s segment operations: On March 15, 2010, the Group acquired the Sal. Oppenheim Group. It is included in the corporate division Asset and Wealth Management, with the exception of its BHF-Bank operations, which are included in the group division Corporate Investments.
Measurement of Segment Profit or Loss
The management reporting systems follow a “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. The Group reviewed its internal funding systems as a reaction to the significant changes of funding costs during the financial crisis, and in the second quarter 2009 adopted a refinement of internal funding rates used to more adequately reflect risk of certain assets and the value of liquidity provided by unsecured funding sources.
The financial impact on the business segments was as follows for the three months ended March 31, 2010:
—	GTB (€ 29 million) and AWM (€ 5 million) received additional funding benefit.

—	CB&S (€ 25 million) and CI (€ 9 million) received additional funding costs.
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2010 and March 31, 2009.

Consolidated Financial Statements       Segment Information (unaudited)

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended Mar 31, 2010		Global		Asset and				Consoli-
in € m.	Corporate	Trans-		Wealth	Private &		Corporate	dation &	Total
(unless stated	Banking &	action		Manage-	Business		Invest-	Adjust-	Consoli-
otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	ments	dated
Net revenues	5,992	636	6,628	831	1,412	2,244	220	(93)	8,999

Provision for credit losses	93	(4)	90	3	170	173	0	(0)	262

Total noninterest expenses	3,295	520	3,816	832	1,053	1,885	156	87	5,944

therein:
Policyholder benefits and claims	140	—	140	0	—	0	—	—	140
Impairment of intangible assets	—	29	29	—	—	—	—	—	29
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	14	—	14	1	0	1	(1)	(15)	—

Income (loss) before income taxes	2,589	119	2,708	(5)	189	184	65	(165)	2,793

Cost/income ratio	55%	82%	58%	100%	75%	84%	71%	N/M	66%
Assets[1]	1,442,197	57,377	1,483,087	57,028	129,831	186,830	43,802	10,624	1,670,442
Average active equity[2]	14,914	1,277	16,191	5,754	3,400	9,154	5,264	6,992	37,601
Pre-tax return on average active equity[3]	69%	37%	67%	(0)%	22%	8%	5%	N/M	30%

N/M — Not meaningful
1	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

2	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

3	For an explanation of the return on average active equity please refer to Note [4] of the Financial Report 2009. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 29% .

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended Mar 31, 2009		Global		Asset and				Consoli-
in € m.	Corporate	Trans-		Wealth	Private &		Corporate	dation &	Total
(unless stated	Banking &	action		Manage-	Business		Invest-	Adjust-	Consoli-
otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	ments	dated
Net revenues	4,255	666	4,922	514	1,381	1,896	153	267	7,238 [1]

Provision for credit losses	356	1	357	5	165	169	(0)	(0)	526

Total noninterest expenses	2,581	438	3,019	687	1,010	1,697	89	91	4,897

therein:
Policyholder benefits and claims	(64)	—	(64)	0	—	0	—	2	(62)
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	1	—	1	(4)	(0)	(4)	0	3	—

Income (loss) before income taxes	1,318	227	1,545	(173)	206	33	65	173	1,815

Cost/income ratio	61%	66%	61%	134%	73%	90%	58%	N/M	68%
Assets (as of Dec 31, 2009)[2]	1,308,222	47,414	1,343,824	43,761	131,014	174,739	28,456	9,556	1,500,664
Average active equity[3]	20,328	1,163	21,491	4,715	3,681	8,395	2,913	347	33,146
Pre-tax return on average active equity[4]	26%	78%	29%	(15)%	22%	2%	9%	N/M	22%

N/M — Not meaningful
1	Includes an impairment charge of € 278 million on industrial holdings, which is excluded from the Group’s target definitions.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

4	For an explanation of the return on average active equity please refer Note [4] of the Financial Report 2009. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 23%.

Consolidated Financial Statements       Segment Information (unaudited)
Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
Loss before income taxes in Consolidation & Adjustments was € 165 million in the first quarter 2010 compared to an income of € 173 million in the prior year quarter. The development was mainly due to different accounting methods used for management reporting and IFRS. In the prior year quarter, euro interest rates decreased significantly, resulting in a gain on economically hedged short-term positions, which was partly offset by the reversal of prior period gains on such positions. The reporting period included a small loss from the reversal of such gains from prior periods.
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three months ended March 31, 2010 and March 31, 2009.

	Corporate and Investment Bank
	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Sales & Trading (equity)	944	215
Sales & Trading (debt and other products)	3,802	3,812

Total Sales & Trading	4,746	4,027

Origination (equity)	116	90
Origination (debt)	316	130

Total Origination	432	220

Advisory	131	129
Loan products	513	645
Transaction services	636	666
Other products	170	(765)

Total[1]	6,628	4,922

1	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.
The presentation of Sales & Trading revenues was adjusted during the first quarter 2010 following a review of the assignment of specific revenue components to the product categories. Prior periods were amended retrospectively. The review resulted in a transfer of negative revenues of approximately € 60 million from Sales & Trading (debt and other products) to Sales & Trading (equity) in the first quarter 2009. The adjustment had no impact on CIB’s total revenues.

Consolidated Financial Statements       Segment Information (unaudited)

	Private Clients and Asset
	Management
	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Discretionary portfolio management/fund management	577	443
Advisory/brokerage	420	405
Credit products	657	628
Deposits and payment services	473	436
Other products	116	(17)

Total[1]	2,244	1,896

1	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.
The presentation of PCAM product revenues was adjusted during the first quarter 2010 following a review and refinement of product classifications. These changes primarily impacted the classification of revenues from deposits, which had previously been reported jointly with loan revenues. Revenues from deposits have now been combined with revenues from payment services. Revenues from credit products are now reported separately. Insurance brokerage revenues, previously reported under Payments, Account and Remaining Financial Services, are now reported under Advisory/Brokerage. These changes enhance transparency and better reflect how products are managed internally. Prior periods were amended retrospectively. The adjustments had no impact on PCAM’s total revenues.

Consolidated Financial Statements       Information on the Income Statement (unaudited)
Information on the Income Statement (unaudited)
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss by Group Division

	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Net interest income	3,671	3,843
Trading income[1]	3,126	1,926
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	(547)	338

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,579	2,264

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,250	6,107

Breakdown by Group Division/CIB product:
Sales & Trading (equity)	797	0
Sales & Trading (debt and other products)	3,357	3,996
Total Sales & Trading	4,154	3,996
Loan products[3]	297	368
Transaction services	268	273
Remaining products[4]	156	11
Total Corporate and Investment Bank	4,876	4,648
Private Clients and Asset Management	1,033	986
Corporate Investments	10	370
Consolidation & Adjustments	331	103

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,250	6,107

1	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.

2	Includes losses of € 30 million and losses of € 106 million from securitization structures for the three months ended March 31, 2010 and March 31, 2009, respectively. Fair value movements on related instruments of € 54 million and of € (400) million for the three months ended March 31, 2010 and March 31, 2009, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

3	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

4	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
Commissions and Fee Income

	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Commissions and fees from fiduciary activities	811	727
Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	912	830
Fees for other customer services	738	622

Total commissions and fee income	2,461	2,179

Consolidated Financial Statements       Information on the Income Statement (unaudited)
Pensions and Other Post-Employment Benefits

	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Expenses for retirement benefit plans:
Current service cost	58	51
Interest cost	128	116
Expected return on plan assets	(120)	(102)
Past service cost (credit) recognized immediately	7	9

Total retirement benefit plans	73	74

Expenses for post-employment medical plans:
Current service cost	1	1
Interest cost	2	2

Total post-employment medical plans	3	3

Total expenses defined benefit plans	76	77

Total expenses for defined contribution plans	71	64

Total expenses for post-employment benefits	147	141

Employer contributions to mandatory German social security pension plan	42	39
The Group expects to contribute approximately € 275 million to its retirement benefit plans in 2010. The final amounts to be contributed in 2010 will be determined in the fourth quarter 2010.
General and Administrative Expenses

	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
General and administrative expenses:
IT costs	503	425
Occupancy, furniture and equipment expenses	359	352
Professional service fees	300	253
Communication and data services	177	176
Travel and representation expenses	120	93
Payment and clearing services	98	104
Marketing expenses	64	64
Other expenses	579	516

Total general and administrative expenses	2,200	1,983

Consolidated Financial Statements       Information on the Balance Sheet (unaudited)
Information on the Balance Sheet (unaudited)
Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Mar 31, 2010	Dec 31, 2009
Trading assets:
Trading securities	232,733	206,710
Other trading assets[1]	30,153	28,200

Total trading assets	262,886	234,910

Positive market values from derivative financial instruments	619,633	596,410

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	103,945	89,977
Securities borrowed	22,967	19,987
Loans	12,528	12,964
Other financial assets designated at fair value through profit or loss	12,207	11,072

Total financial assets designated at fair value through profit or loss	151,647	134,000

Total financial assets at fair value through profit or loss	1,034,166	965,320

1	Includes traded loans of € 23,412 million and € 21,847 million as of March 31, 2010 and December 31, 2009, respectively.

in € m.	Mar 31, 2010	Dec 31, 2009
Trading liabilities:
Trading securities	75,528	62,402
Other trading liabilities	3,214	2,099

Total trading liabilities	78,742	64,501

Negative market values from derivative financial instruments	607,736	576,973

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	83,443	52,795
Loan commitments	434	447
Long-term debt	15,968	15,395
Other financial liabilities designated at fair value through profit or loss	5,963	4,885

Total financial liabilities designated at fair value through profit or loss	105,808	73,522

Investment contract liabilities[1]	7,660	7,278

Total financial liabilities at fair value through profit or loss	799,946	722,274

1	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value.
Financial Assets Available for Sale

in € m.	Mar 31, 2010	Dec 31, 2009
Debt securities	20,074	13,851
Equity securities	3,906	3,268
Other equity interests	1,212	699
Loans	1,534	1,001

Total financial assets available for sale	26,726	18,819

The increase in Financial Assets Available for Sale is primarily related to the first consolidation of the Sal. Oppenheim Group.

Consolidated Financial Statements       Information on the Balance Sheet (unaudited)
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
During the second half of 2008 and the first quarter 2009 the Group reclassified certain trading assets and financial assets available for sale to loans and receivables. No reclassifications were made during the first quarter 2010.
The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date. The disclosures below detail the impact of the reclassifications to the Group.
The carrying values and the fair values of assets reclassified in 2008 and 2009 are shown in the table below.

	Cumulative reclassifications				Cumulative reclassifications
	through Mar 31, 2010				through Mar 31, 2009
	Carrying				Carrying
	value at	Mar 31, 2010			value at	Mar 31, 2009
	reclassifi-	Carrying			reclassifi-	Carrying
in € m.	cation date	value		Fair value	cation date	value	Fair value
Trading assets reclassified to loans	26,594	23,817		21,483	26,594	26,735	22,655
Financial assets available for sale reclassified to loans	11,354	9,192		8,264	11,354	11,390	8,774

Total financial assets reclassified to loans	37,948	33,009	[1]	29,747	37,948	38,125	31,429

1	The decline of the carrying values since reclassification was mainly attributable to repayments, credit loss provisions and sales.
The following table shows the ranges of effective interest rates based on weighted average rates by business and the expected recoverable cash flows estimated at reclassification date.

	Cumulative reclassifications		Cumulative reclassifications
	through Mar 31, 2010		through Mar 31, 2009
		Financial assets		Financial assets
in € bn.	Trading assets	available for sale	Trading assets	available for sale
(unless stated otherwise)	reclassified to loans	reclassified to loans	reclassified to loans	reclassified to loans
Effective interest rates at reclassification date:
upper range	13.1%	9.9%	13.1%	9.9%
lower range	2.8%	3.9%	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6	39.6	17.6

Consolidated Financial Statements       Information on the Balance Sheet (unaudited)
The impact on the Group’s income statement and net gains (losses) not recognized in the income statement if the reclassifications had not been made is shown in the table below.

	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	222	(1,044)
Impairment losses on the reclassified financial assets available for sale which were impaired	(8)	(106)
Movement in net gains (losses) not recognized in the income statement representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	125	(405)
After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Interest income	320	388
Provision for credit losses	(104)	(155)
Other income[1]	(7)	—

Income before income taxes on reclassified trading assets	209	233

Interest income	37	67
Provision for credit losses	—	(63)

Income before income taxes on reclassified financial assets available for sale	37	4

1	The net loss on sale of loans which have settled was € 2 million. This comprises a loss amounting to € 7 million and a release of not utilized credit provisions of € 5 million for loans sold.
Prior to their reclassification, assets reclassified from trading in the first quarter 2009 contributed fair value losses of € 87 million to the income statement for the fourth quarter 2008 and fair value losses of € 48 million to the income statement for the first quarter 2009.

Consolidated Financial Statements       Information on the Balance Sheet (unaudited)
Problem Loans and IFRS Impaired Loans
With the acquisition of Sal. Oppenheim the Group also acquired certain loans for which a specific allowance had been established beforehand by Sal. Oppenheim. These loans were taken on the Group’s balance sheet at their fair values which reflected the credit quality of these loans. As the Group’s expectations regarding these loans have not changed since acquisition they are not considered problem loans.

	Mar 31, 2010			Dec 31, 2009
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Nonaccrual loans	5,883	2,276	8,159	5,937	2,186	8,123
Loans 90 days or more past due and still accruing	143	265	408	55	266	321
Troubled debt restructurings	364	144	508	252	217	469

Total problem loans	6,390	2,685	9,075	6,244	2,669	8,913

thereof: IFRS impaired loans	4,975	2,393	7,368	4,903	2,298	7,201
Allowance for Credit Losses

Allowance for	Three months ended Mar 31, 2010			Three months ended Mar 31, 2009
loan losses	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	2,029	1,314	3,343	977	961	1,938

Provision for loan losses	89	178	267	359	179	539
Net charge-offs	(71)	(98)	(169)	(80)	(112)	(192)
Charge-offs	(79)	(124)	(203)	(92)	(142)	(234)
Recoveries	8	26	34	11	31	42
Changes in the group of consolidated companies	—	—	—	—	—	—
Exchange rate changes/other	5	9	14	7	(6)	1

Balance, end of period	2,052	1,403	3,455	1,263	1,022	2,285

Allowance for	Three months ended Mar 31, 2010			Three months ended Mar 31, 2009
off-balance sheet positions	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	83	124	207	98	112	210

Provision for off-balance sheet positions	(6)	1	(5)	—	(13)	(13)
Usage	—	—	—	—	—	—
Changes in the group of consolidated companies	9	—	9	—	—	—
Exchange rate changes	1	5	5	3	4	7

Balance, end of period	87	130	217	101	103	204

Consolidated Financial Statements       Information on the Balance Sheet (unaudited)
Other Assets and Other Liabilities

in € m.	Mar 31, 2010	Dec 31, 2009
Other assets:
Brokerage and securities related receivables
Cash/margin receivables	45,646	43,890
Receivables from prime brokerage	6,951	6,837
Pending securities transactions past settlement date	5,488	9,229
Receivables from unsettled regular way trades	86,573	33,496

Total brokerage and securities related receivables	144,658	93,452

Accrued interest receivable	3,648	3,426
Other	33,279	24,660

Total other assets	181,585	121,538

in € m.	Mar 31, 2010	Dec 31, 2009
Other liabilities:
Brokerage and securities related payables
Cash/margin payables	40,002	40,448
Payables from prime brokerage	28,845	31,427
Pending securities transactions past settlement date	2,707	5,708
Payables from unsettled regular way trades	82,182	33,214

Total brokerage and securities related payables	153,736	110,797

Accrued interest payable	3,571	3,713
Other	46,111	39,771

Total other liabilities	203,418	154,281

Long-term Debt

in € m.	Mar 31, 2010	Dec 31, 2009
Senior debt:
Bonds and notes:
Fixed rate	82,850	76,536
Floating rate	52,913	47,646
Subordinated debt:
Bonds and notes:
Fixed rate	3,861	3,548
Floating rate	4,063	4,052

Total long-term debt	143,687	131,782

Shares Issued and Outstanding

in million	Mar 31, 2010	Dec 31, 2009
Shares issued	620.9	620.9
Shares in treasury	2.0	0.7
- thereof buyback	1.0	0.6
- thereof other	1.0	0.1

Shares outstanding	618.9	620.2

Consolidated Financial Statements       Other Financial Information (unaudited)
Other Financial Information (unaudited)
Regulatory Capital
The following two tables present a summary of the Group’s regulatory capital and risk-weighted assets. Amounts presented are pursuant to the revised capital framework presented by the Basel Committee (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”).

in € m.	Mar 31, 2010	Dec 31, 2009
Tier 1 capital:
Core Tier 1 capital:
Common shares	1,589	1,589
Additional paid-in capital	14,744	14,830
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	23,832	21,807
Items to be fully deducted from Tier 1 capital (inter alia goodwill and intangible assets)	(11,815)	(10,238)
Items to be partly deducted from Tier 1 capital:
Deductible investments in banking, financial and insurance entities	(2,246)	(2,120)
Securitization positions not included in risk-weighted assets	(3,175)	(1,033)
Excess of expected losses over risk provisions	(982)	(1,045)
Items to be partly deducted from Tier 1 capital[1]	(6,403)	(4,198)

Core Tier 1 capital	21,948	23,790

Additional Tier 1 capital:
Noncumulative trust preferred securities	10,889	10,616

Additional Tier 1 capital	10,889	10,616

Total Tier 1 capital	32,837	34,406

Tier 2 capital:
Unrealized gains on listed securities (45% eligible)	456	331
Cumulative preferred securities	298	294
Qualified subordinated liabilities	7,349	7,096
Items to be partly deducted from Tier 2 capital[1]	(6,403)	(4,198)

Total Tier 2 capital	1,700	3,523

1	Pursuant to section 10 (6) and section 10 (6a) in conjunction with section 10a German Banking Act.
Regulatory Risk-Weighted Assets and Capital Adequacy Ratios

in € m.
(unless stated otherwise)	Mar 31, 2010	Dec 31, 2009
Credit risk	231,160	217,003
Market risk	28,214	24,880
Operational risk	33,092	31,593

Risk-weighted assets	292,466	273,476

Tier 1 capital ratio	11.2%	12.6%
Core Tier 1 capital ratio	7.5%	8.7%
Total capital ratio	11.8%	13.9%
Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) German Banking Act allows the partial inclusion of certain goodwill component in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

Consolidated Financial Statements       Other Financial Information (unaudited)
As of March 31, 2010, the transitional item amounted to € 451 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 11.4 % and 11.9%, respectively, at the end of the quarter.
Commitments and Contingent Liabilities
The table below summarizes the contractual amounts of the Group’s irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Mar 31, 2010	Dec 31, 2009
Irrevocable lending commitments	104,595	104,125
Contingent liabilities	58,426	52,183

Total	163,021	156,308

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.
Other Contingencies
Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

Consolidated Financial Statements       Other Financial Information (unaudited)
The Group’s significant legal proceedings are described below.
Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and/or former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 91 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. Approximately nine other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims. Approximately five unfiled claims also remain pending against Deutsche Bank.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through early 2002. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. In December 2008, following a trial of four of the individuals against whom DOJ had brought criminal charges in 2005, three of those individuals were convicted. In May 2009, following a trial of four additional individuals against whom DOJ had brought criminal charges based on their participation in certain tax-oriented transactions while employed by an entity other than Deutsche Bank, those individuals were convicted. In June 2009, DOJ brought

Consolidated Financial Statements       Other Financial Information (unaudited)
criminal charges against five additional individuals, based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank, and two former employees of Deutsche Bank based on their participation in certain tax-oriented transactions while employed by Deutsche Bank. DOJ’s criminal investigation is ongoing. Deutsche Bank is engaged in discussions with DOJ concerning a resolution of the investigation.
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. After having changed the basis for the computation of his alleged damages in the meantime, Dr. Kirch currently claims payment of approximately € 1.3 billion plus interest. In these proceedings Dr. Kirch will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the view of Deutsche Bank, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. In the view of Deutsche Bank, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims and neither the causality in respect of the basis and scope of the claimed damages nor the effective assignment of the alleged claims to KGL Pool GmbH has been sufficiently substantiated.

Consolidated Financial Statements       Other Financial Information (unaudited)
Asset Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as “Deutsche Bank”), has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under federal and state securities laws and state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate (“Countrywide”), and a putative class action pending in the United States District Court for the Central District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; (5) a putative class action in the United States District Court for the Southern District of New York regarding the role of a number of financial institutions, including DBSI, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc., from which DBSI was dismissed without prejudice on March 31, 2010; and (6) a lawsuit filed by the Federal Home Loan Bank of San Francisco (“FHLB SF”) pending in the San Francisco Superior Court regarding the role of a number of financial institutions, including certain affiliates of Deutsche Bank, as issuer and underwriter of certain mortgage pass-through certificates purchased by FHLB SF. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. On April 5, 2010, the Court granted in part and denied in part Deutsche Bank’s motion to dismiss this complaint. Each of the civil litigations is otherwise in its early stages.

Consolidated Financial Statements       Other Financial Information (unaudited)
Auction Rate Securities. Deutsche Bank AG and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together “ARS”) offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. On March 24, 2010, the court dismissed the putative class action but granted plaintiff permission to file an amended complaint. Deutsche Bank AG, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 16 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. Twelve of the individual actions are pending, and four of the individual actions have been resolved and dismissed with prejudice. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions.
Deutsche Bank AG and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank AG and its subsidiaries, entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association, representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank AG and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank AG and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank AG and its subsidiaries; to pay an aggregate penalty of U.S.$15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with the Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states and contained certain additional terms, including authority by the SEC to seek an additional monetary penalty from DBSI if the SEC believes that DBSI has not complied with its undertakings under the settlement. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S.$15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.

Consolidated Financial Statements       Other Financial Information (unaudited)
ÖBB Litigation. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap (“PCDS”) transaction with ÖBB Infrastruktur Bau AG (“ÖBB”), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities (“ABS”). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined.
In June 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argued that the transaction violates Austrian law, and alleged to have been misled about certain features of the PCDS. ÖBB’s claim was dismissed by the Trade Court in January 2009. On June 25, 2009, the Vienna Higher Court dismissed ÖBB’s appeal against the decision of the Trade Court. On September 21, 2009, ÖBB filed an extraordinary further appeal in the matter to the Austrian Supreme Court. On January 15, 2010, ÖBB and Deutsche Bank AG agreed to settle the case. The settlement did not have a material adverse impact on Deutsche Bank AG.
Trust Preferred Securities. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. The litigation is in its early stages.
Related Party Transactions
Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.
Transactions with Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2010 were loans and commitments of € 21 million and deposits of € 42 million. As of December 31, 2009, there were loans and commitments of € 9 million and deposits of € 21 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Consolidated Financial Statements       Other Financial Information (unaudited)
Transactions with Subsidiaries, Joint Ventures and Associates
Transactions between Deutsche Bank AG and its subsidiaries also meet the definition of related party transactions.
Loans
In the three months ended March 31, 2010 and in the year 2009 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Mar 31, 2010	Dec 31, 2009
Loans outstanding, beginning of period	965	834

Loans issued during the period	2	366
Loan repayment during the period	94	209
Changes in the group of consolidated companies[1]	(182)	(83)
Exchange rate changes/other	(1)	57

Loans outstanding, end of period[2]	690	965

Other credit risk related transactions:
Allowance for loan losses	5	4
Provision for loan losses	—	31
Guarantees and commitments[3]	164	135

1	In 2010 some entities were fully consolidated. Therefore loans issued to these investments were eliminated on consolidation. In 2009 one entity that was accounted for using the equity method was sold.

2	Loans past due were nil as of March 31, 2010, and totaled € 15 million as of December 31, 2009. Loans included loans to joint ventures of € 2 million and € 4 million as of March 31, 2010 and December 31, 2009, respectively.

3	Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.
Deposits

	Associated companies and
	other related parties
in € m.	Mar 31, 2010	Dec 31, 2009
Deposits outstanding, beginning of period	367	246

Deposits received during the period	43	287
Deposits repaid during the period	45	161
Changes in the group of consolidated companies[1]	(115)	(6)
Exchange rate changes/other	1	1

Deposits outstanding, end of period[2]	251	367

1	In 2010 some entities were fully consolidated. Therefore deposits received from these investments were eliminated on consolidation. In 2009 one entity that was accounted for using the equity method was sold.

2	The above deposits were made in the ordinary course of business. Deposits included also € 0.5 million and € 0.4 million deposits from joint ventures as of March 31, 2010 and December 31, 2009, respectively.
As of March 31, 2010, positive and negative market values from derivative financial transactions with associated companies amounted to € 4.3 billion and € 3.6 billion, respectively. As of December 31, 2009, positive and negative market values of above mentioned transactions amounted to € 3.7 billion and € 3.0 billion, respectively.

Consolidated Financial Statements       Other Financial Information (unaudited)
Business Relationships with Deutsche Postbank AG
In 2009, the Group acquired an interest in Deutsche Postbank AG and entered into a cooperation agreement with Postbank. The cooperation agreement encompasses financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covers sourcing and IT-infrastructure.
Transactions with Pension Plans
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank shares or securities. As of March 31, 2010, transactions with these plans were not material for the Group.
Significant Transactions
Sal. Oppenheim. On March 15, 2010, Deutsche Bank AG (“Deutsche Bank”) closed the acquisition of 100 % of the voting equity interests of the Sal. Oppenheim Group for a total purchase price of approximately € 1.3 billion paid in cash, of which approximately € 0.3 billion was for BHF Asset Servicing GmbH (“BAS”), which is being on-sold and treated as a separate transaction apart from the remaining Sal. Oppenheim Group. The acquisition is part of the framework agreement reached in the fourth quarter 2009 with the previous shareholders of Luxembourg-based holding company Sal. Oppenheim jr. & Cie. S.C.A. (“Sal. Oppenheim S.C.A.”), who have the option of acquiring a long-term shareholding of up to 20 % in the German subsidiary Sal. Oppenheim jr. & Cie. KGaA. As of the reporting date, the fair value of the option is zero. The acquisition enables Deutsche Bank to strengthen its Asset and Wealth Management activities in Europe and especially in Germany.
As a result of the acquisition, the Group obtained control over Sal. Oppenheim S.C.A., which subsequently became a wholly-owned subsidiary of Deutsche Bank. All Sal. Oppenheim Group operations, including all of its asset management activities, the investment bank, BHF-Bank Group (“BHF-Bank”), BAS and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. All of the Sal. Oppenheim Group businesses acquired were integrated into the Group’s Asset and Wealth Management Corporate Division, except that BAS and BHF-Bank became part of the Group’s Corporate Investments Group Division. As all significant legal and regulatory approvals had been obtained by January 29, 2010, the date of acquisition was set for that date and, accordingly, the Group commenced consolidation of Sal. Oppenheim in the first quarter 2010.

Consolidated Financial Statements       Other Financial Information (unaudited)
Over the course of the year 2010, Sal. Oppenheim will discontinue its investment banking activities. The Equity Trading & Derivatives and Capital Markets Sales units were acquired by Australia’s Macquarie Group in the second quarter 2010. BHF-Bank will be managed as a stand-alone unit while Deutsche Bank will examine various strategic options with BHF-Bank. The agreed sale of BAS to Bank of New York Mellon is expected to close in the third quarter 2010. As of March 31, 2010, BAS and the sold investment banking activities are accounted for as held for sale. Also, as a part of the Sal. Oppenheim Group transaction, the Group acquired Services Généraux de Gestion S.A. and its subsidiaries, which were on-sold in the first quarter 2010.
The acquisition-date fair value of the total consideration transferred for the Sal. Oppenheim Group and BAS is currently expected to be approximately € 1.3 billion. However, further agreements have been reached with the previous owners of Sal. Oppenheim S.C.A. that could lead to an increase of the purchase price by approximately up to € 0.5 billion contingent upon the future performance of specific risk positions (legal and credit risk) which could materialize through 2015. As of the reporting date, the fair value estimate of the contingent consideration is zero. With fair values determined provisionally for identifiable assets acquired and liabilities assumed, the acquisition resulted in the recognition of goodwill and other intangible assets of approximately € 0.9 billion and € 0.2 billion, respectively. The allocation of the purchase price and the determination of the net fair value of identifiable assets, liabilities and contingent liabilities for the Sal. Oppenheim Group as of the acquisition date is not yet finalized.
Goodwill arising from the acquisition largely consists of synergies expected by combining the relevant operations in the asset and wealth management areas as well as an increased market presence in these businesses in Germany, Luxembourg, Switzerland and Austria. The goodwill is not expected to be deductible for tax purposes. Other intangible assets recognized mainly represent software, customer relationships and trade names. As part of the purchase price allocation, Deutsche Bank recognized a contingent liability of € 0.4 billion for the risks inherent in certain businesses acquired from Sal. Oppenheim. It is expected that the liability will be settled over the next five years. Deutsche Bank continues to analyze the risks and the potential timing of outflows.
Following the acquisition but on the date of closing, Deutsche Bank made a capital injection of € 195 million to the new subsidiary Sal. Oppenheim S.C.A. This amount does not form part of the purchase consideration and accordingly is not included in the aforementioned goodwill calculation.
Acquisition-related costs recognized in the reporting period amounted to € 8 million and are included in general and administrative expenses in the Group’s income statement.

Consolidated Financial Statements       Other Financial Information (unaudited)
Since the acquisition, Sal. Oppenheim contributed net revenues and a pre-tax loss of € 148 million and € 38 million, respectively, to the Group’s income statement.
Sal. Oppenheim’s independent wealth management activities will be expanded under the well-established brand name of the traditional private bank, while preserving its unique private bank character. The integrated asset management concept for private and institutional clients is to be retained. With this transaction, the Group strengthens its position among high-net-worth private clients, family offices and trusts, especially in Germany.
As the initial acquisition accounting for the business combination is not yet completed, certain disclosures have not yet been made. This includes information on acquired loan receivables and pro-forma revenue and profit or loss information as from the beginning of the reporting period.
Assets Held for Sale
As of March 31, 2010, the Group classified its subsidiary BHF Asset Servicing GmbH allocated to the Group Division Corporate Investments (CI) as held for sale. The purchase of this subsidiary was treated as a separate transaction apart from the acquisition of the Sal. Oppenheim Group in the first quarter 2010. The sale contract has been signed and the closing of this transaction is expected in the third quarter 2010.
The Group also decided to sell Sal. Oppenheim’s Equity Trading & Derivatives and Capital Markets Sales units which were allocated to the Corporate Division Asset and Wealth Management (AWM). This transaction was closed in April 2010.
As of March 31, 2010, the Group also classified several disposal groups, three investments in associates, a loan and several real estate assets allocated to the Corporate Division Corporate Banking & Securities (CB&S) as held for sale. These items were already held for sale as of December 31, 2009 and are expected to be sold in 2010.
The Group reported the non-current assets and disposal groups classified as held for sale in other assets and other liabilities and valued them at the lower of their carrying amount and fair value less costs to sell which did not result in any impairment loss. Financial instruments included in disposal groups were measured following the general provisions of IAS 39.
Total assets held for sale amounted to € 4.3 billion and total liabilities held for sale amounted to € 4.2 billion as of March 31, 2010.
As a part of the Sal. Oppenheim Group acquisition, the Group acquired Services Généraux de Gestion S.A. and its subsidiaries, which were allocated to AWM. These disposal groups also met the criteria to be classified as held for sale on acquisition. This transaction was closed in March 2010.

Consolidated Financial Statements       Other Financial Information (unaudited)
Events after the Reporting Date
ABN AMRO. Following the signing of a definitive agreement with ABN AMRO Bank N.V. (“ABN AMRO”) in December 2009 to fully acquire parts of ABN AMRO’s corporate and commercial banking activities in the Netherlands, Deutsche Bank AG (“Deutsche Bank”) announced on April 1, 2010 the completion of the acquisition for € 700 million in cash. The closing followed the approval by the European Commission and other regulatory bodies. As of the closing date, Deutsche Bank obtained control over the acquired businesses and accordingly will consolidate them.
The acquisition encompasses the following businesses:
—	two corporate client units in Amsterdam and Eindhoven, serving large corporate clients,

—	13 commercial branches that serve small and medium-sized enterprises,

—	Rotterdam-based bank Hollandsche Bank Unie N.V. (HBU),

—	IFN Finance B.V., the Dutch part of ABN AMRO’s factoring unit IFN Group.
The corporate client units, the 13 branches and HBU were renamed as Deutsche Bank Nederland N.V. immediately after the acquisition. Both, Deutsche Bank Nederland N.V. and IFN Finance B.V., have become direct subsidiaries of Deutsche Bank. The acquired businesses, which serve over 34,000 clients and employ 1,300 people, will use the Deutsche Bank brand name and become part of the Group’s GTB corporate division.
Under the terms and conditions of the acquisition, ABN AMRO will provide initial credit risk coverage for the acquired portfolio (excluding IFN Finance B.V.). The coverage is also expected to provide regulatory capital relief. As the initial accounting for the business combination is not completed, disclosures on the fair values for identifiable assets acquired and liabilities assumed as of the acquisition date could not yet be made.

Consolidated Financial Statements       Other Information
Other Information
Target Definitions
This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, impairments of intangible assets or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income before income tax expense attributable to Deutsche Bank shareholders (i.e., less noncontrolling interests), adjusted for certain significant gains and charges as follows.

	Three months ended
in € m.	Mar 31, 2010	Mar 31, 2009
Income before income taxes (IBIT)	2,793	1,815

Less pre-tax noncontrolling interests	(15)	3

IBIT attributable to Deutsche Bank shareholders	2,778	1,819

Add (deduct):
Certain significant gains (net of related expenses)	—	—
Certain significant charges	—	278	[1]

IBIT attributable to the Deutsche Bank shareholders (target definition)	2,778	2,096

1	Impairment charge of € 278 million on industrial holdings.
Pre-Tax Return on Average Active Equity (Target Definition): The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are pre-tax return on average shareholders’ equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less noncontrolling interests), as a percentage of average shareholders’ equity, and pre-tax return on average active equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less noncontrolling interests), as a percentage of average active equity.

Consolidated Financial Statements       Other Information
Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains (losses) on financial assets available for sale and on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

in € m.	Three months ended
(unless stated otherwise)	Mar 31, 2010	Mar 31, 2009
Average shareholders’ equity	37,914	32,199

Add (deduct):
Average unrealized gains/losses on financial assets available for sale and on cash flow hedges, net of applicable tax[1]	210	1,296
Average dividend accruals	(524)	(349)

Average active equity	37,601	33,146

Pre-tax return on average shareholders’ equity	29.3%	22.6%
Pre-tax return on average active equity	29.5%	21.9%
Pre-tax return on average active equity (target definition)	29.5%	25.3%

1	The tax effect on average unrealized gains/losses on financial assets available for sale and on cash flow hedges was € (408) million and € (882) million for the three months ended March 31, 2010 and 2009, respectively.
The non-GAAP financial measure for growth in earnings per share is Diluted earnings per share (target definition), which is defined as net income attributable to Deutsche Bank shareholders (i.e., less noncontrolling interest), adjusted for post-tax effects of significant gains/charges and certain significant tax effects, after assumed conversions, divided by the weighted average number of diluted shares outstanding.

Consolidated Financial Statements       Other Information
For reference, the Group’s diluted earnings per share, which is defined as net income attributable to Deutsche Bank shareholders (i.e., less noncontrolling interest), after assumed conversions, divided by the weighted average number of diluted shares outstanding, is also provided.

in € m.	Three months ended
(unless stated otherwise)	Mar 31, 2010	Mar 31, 2009
Net income attributable to Deutsche Bank shareholders	1,762	1,185

Add (deduct):
Post-tax effect of certain significant gains/charges	—	221	[1]
Certain significant tax effects	—	—

Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	1,762	1,406

Diluted earnings per share	€2.66	€1.92
Diluted earnings per share (target definition)	€2.66	€2.28

1	Impairment charge of € 221 million on industrial holdings.
Leverage Ratio (Target Definition): A leverage ratio is calculated by dividing total assets by total equity. The Group discloses an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made: (1) total assets under IFRS are adjusted to reflect netting provisions applicable under U.S. GAAP but not under IFRS, to obtain total assets adjusted (pro forma U.S. GAAP), and (2) total equity under IFRS is adjusted to reflect fair value gains and losses on all own debt (post-tax), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%. These adjustments are intended to provide an adjusted leverage ratio that is more comparable to those of certain of the Group’s competitors, which use U.S. GAAP and designate all their own debt at fair value.

Assets and equity
in € bn.	Mar 31, 2010	Dec 31, 2009
Total assets (IFRS)	1,670	1,501

Adjust derivatives according to U.S. GAAP netting rules	(559)	(533)
Adjust pending settlements according to U.S. GAAP netting rules	(126)	(71)
Adjust repos according to U.S. GAAP netting rules	(7)	(5)

Total assets adjusted (“pro-forma U.S. GAAP”)	978	891

Total equity (IFRS)	40.2	38.0

Adjust pro-forma fair value gains (losses) on all own debt (post-tax)[1]	1.7	1.3

Total equity adjusted	41.9	39.3

Leverage ratio based on total equity
According to IFRS	42	40
According to target definition	23	23

1	Estimate assuming that all own debt was designated at fair value. The cumulative tax effect on pro-forma fair value gains (losses) on all own debt was € (0.9) billion and € (0.7) billion for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively.